FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 17, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

Brasilagro Companhia Brasileira de Propriedades Agrícolas

December 31, 2013

with Independent Auditor’s Review Report

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Quarterly Information

December 31, 2013

Contents

Independent auditor’s review report on quarterly information	2

Management’s comments	5

Management’s representation	7

Quarterly Information reviewed

Balance sheets	8
Statements of operations	10
Statements of comprehensive income	12
Statements of changes in equity	13
Statements of cash flows	14
Statements of value added	15
Notes to quarterly information	16

A free translation from Portuguese into English of Independent Auditor’s Review Report on Quarterly Information in accordance with Brazilian and international standards on review engagements and specific standards established by the Brazilian Securities and Exchange Commission (CVM)

REVIEW REPORT ON QUARTERLY INFORMATION

To the Shareholders, Board Members and Management

Brasilagro Companhia Brasileira de Propriedades Agrícolas

São Paulo, SP

Introduction

We have performed a review of the interim individual and consolidated information of Brasilagro Companhia Brasileira de Propriedades Agrícolas, contained in the quarterly information (ITR) for the quarter ended December 31, 2013, comprising the balance sheet at December 31, 2013 and respective statements of income, of comprehensive income for the three and six-month period then ended, and of changes in shareholders’ equity and cash flows for the six-month period then ended, including the summary of main accounting policies and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21 – Interim Financial Statements, and the interim consolidated financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of this information in compliance with the rules issued by the CVM, applicable to the preparation of quarterly information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim information (NBC TR 2410 – Review of Interim Information performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim individual information

Based on our review, we are not aware of any fact that makes us to believe that the interim individual financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion on the interim consolidated information

Based on our review, we are not aware of any fact that makes us believe that the interim consolidated financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 and IAS 34, applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Interim value added information

We have also reviewed the interim individual and consolidated value added information (DVA) for the six-month period ended December 31, 2013, prepared under the management’s responsibility, which presentation in the interim information is required by the rules issued by CVM applicable to the preparation of quarterly information and considered additional information by the IFRS, which do not require the presentation of the Statement of Value Added. These statements were submitted to the same previously described review procedures and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated accounting information taken as a whole.

São Paulo, February 5, 2014

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Daniel G. Maranhão Jr.

Accountant CRC-1SP215856/O-5

MANAGEMENT’S COMMENTS

BrasilAgro has taken another important step forward in its growth trajectory with the acquisition of a 50% interest in Cresca S.A., which owns rural land in Paraguay. The acquisition was strategic for the Company, which added 141,000 hectares to its portfolio, improving the diversification of its assets.

The location, size and level of development of Cresca’s properties are fully compatible with BrasilAgro’s business model for the development of land in frontier areas and the substantial increase of our land bank. Paraguay is South America’s third largest agricultural producer and has become a natural expansion region for Brazilian farmers.

The addition of a new region and country will increase the diversification of our portfolio, thereby mitigating not only climate risks, but also logistics-related and regulatory risks.

In November, 2013, the Company entered into a partnership in a property located in the municipality of Ribeiro Gonçalves, in the state of Piauí (“Parceria II”), where we will operate an area of 7,181 hectares which is suitable for grain crops. The property is close to Cremaq Farm, a region that has been posting excellent grain production results. In addition to increasing planted area and operating cash flow, the partnership aims to take advantage of the region’s operational structure and team, previously allocated to the Horizontina farm, which was sold last year.

On the operating front, we concluded planting of the 2013/14 grain crop, totaling 55,815 hectares in the Brazilian properties, in addition to 4,438 hectares of pasture at the Preferencia farm and 8,892 hectares of sugarcane at the Alto Taquari and Araucária farms. In Paraguay, we concluded the planting of 5,564 hectares of grain and 562 hectares of pasture, which represents 54% of the total planted area. The Company total planted area came to 75,271 hectares.

In January 2014, we obtained licenses to develop a further 5,574 hectares, allowing the Company to maintain its pace of land transformation in the coming harvest years, totaling 16,069 hectares of licenses to open new areas in the year.

Payment of the dividends declared at the Annual Shareholders’ Meeting held on October 29, 2013 took place on January 10, 2014. Shareholders of record on December 18, 2013 were entitled to receive the payment.

The Company remains confident in its strategy of developing integrated projects, from due diligence through the operation and sale of the properties, with social and environmental responsibility and a commitment to sustainable development, while adding value to our shareholders.

Adherence to the Market Arbitration Chamber

The Company is subject to arbitration on the Market Arbitration Chamber, as Arbitration Clause in its Bylaws.

Relationship with External Auditors

The independent auditors, Ernst Young & Young Terco Independent Auditors S.S., who reviewed the interim financial statements, individual and consolidated, contained in the quarterly information (ITR) for the quarter ended December 31, 2013, only services rendered to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas related to the review of interim financial information.

Final Considerations BrasilAgro administration thanks their shareholders, customers, suppliers and financial institutions for collaboration and trust and, in particular, to its collaborators for their dedication and effort.

We remain at your disposal for any further information.

Julio Toledo Piza

CEO and Investor Relation Officer

MANAGEMENT’S REPRESENTATION

Management’s representation on the Independent auditor's report

In accordance with section V of article 25 of CVM Instruction 480, as of December 7, 2009, we hereby represent that we have reviewed, discussed and agreed with the independent auditor’s report in the quarterly information (ITR) for the quarter ended December 31, 2013, issued on this date.

Management’s representation on the Financial Statements

In accordance with section VI of article 25 of CVM Instruction 480, of December 7, 2009, the Management declares that reviewed, discussed and agreed with the Company's Financial Statements for the quarterly information (ITR) for the quarter ended December 31, 2013.

São Paulo, February 5, 2014

Julio Toledo Piza

CEO and Investors Relations Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Mario Henrique Aguirre

Agricultural Technical Officer

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Balance Sheets

(In thousands of reais)

		Company		Consolidated
Assets	Note	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Current assets
Cash and cash equivalents	6	34,173	28,756	63,519	75,694
Marketable securities	6	23,219	27,124	909	9,244
Trade accounts receivable	8	9,507	85,852	35,211	131,102
Inventories	10	22,014	21,617	28,431	28,805
Biological assets	11	46,697	1,201	66,115	1,201
Recoverable taxes	9	3,294	4,614	3,508	7,655
Derivatives financial instruments	7	5,061	818	19,384	17,081
Receivables from related parties	32	4,847	13,864	588	347
Other receivables		4,274	409	5,718	430
		153,086	184,255	223,383	271,559
Noncurrent assets
Biological assets	11	28,503	36,656	28,504	36,656
Restricted marketable securities	12	1,942	1,860	17,302	17,988
Recoverable taxes	9	28,842	25,453	33,049	25,736
Deferred taxes	21	16,528	13,803	28,016	25,216
Derivatives financial instruments	7	-	1,714	-	1,714
Trade accounts receivable	8	411	830	30,906	33,729
Investment properties	13	83,326	83,517	342,333	339,108
Receivables from related parties	32	23,206	-	23,206	-
Other receivables		5,330	1,634	5,330	1,633
Investments	14	372,761	336,833	42,037	70
Property, plant and equipment Equipment	16	13,704	14,265	14,549	14,851
Intangible assets	15	5,329	2,570	5,329	2,570

		579,882	519,135	570,561	502,023

Total assets		732,968	703,390	793,944	770,830

		Company		Consolidated
Liabilities and equity	Note	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Current liabilities
Trade accounts payable	18	4,669	6,625	7,509	7,777
Loans and financing	19	39,054	28,916	57,967	44,929
Labor obligations		3,098	8,480	3,242	8,752
Taxes payable	20	427	666	1,027	2,306
Dividends payable		5,885	1,963	5,885	1,963
Derivatives financial instruments	7	469	1,102	2,432	2,860
Payables for purchase of farms	17	18,307	17,646	43,182	43,650
Payable to related parties	32	50,037	11,467	34,335	183
Advances from customers		921	1,747	1,358	2,124
		122,867	78,612	156,937	114,544
Noncurrent liabilities
Loans and financing	19	22,868	32,446	43,088	56,924
Taxes payable	20	-	-	6,012	5,812
Derivatives financial instruments	7	-	632	-	1,140
Provision for legal claims	30	2,917	4,715	3,006	4,802
Other liabilities		-	-	585	623
		25,785	37,793	52,691	69,301
Total liabilities		148,652	116,405	209,628	183,845
Equity
Attributed to controlling shareholders
Share capital	22	584,224	584,224	584,224	584,224
Capital reserve		4,004	3,385	4,004	3,385
Treasury shares	22	(1,934)	-	(1,934)	-
Income reserve		2,374	2,374	2,374	2,374
Dividends proposed	22	-	3,922	-	3,922
Equity valuation adjustment		96	(6,920)	96	(6,920)
Accumulated losses		(4,448)	-	(4,448)	-

Total equity		584,316	586,985	584,316	586,985

Total liabilities and equity		732,968	703,390	793,944	770,830

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Six-month periods ended December 31

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Company		Consolidated
	Note	7/1/2013 to 12/31/2013	7/1/2012 to 12/31/2012	7/1/2013 to 12/31/2013	7/1/2012 to 12/31/2012

Net revenue	24	39,463	68,092	42,928	68,676
Gain from sale of farm	8	-	-	-	25,214
Change in fair value of biological assets and agricultural products	11	(4,103)	8,233	634	13,522
(Impairment) Reversal of impairment of net realizable value of agriculture products after harvest		(12)	1,945	(15)	2,095
Cost of sales	25	(40,383)	(71,075)	(43,071)	(73,669)

Gross profit (loss)		(5,035)	7,195	476	35,838

Selling expenses	25	(752)	(2,006)	(3,166)	(5,027)
General and administrative	25	(13,231)	(12,471)	(14,027)	(13,267)
Other operating income (expenses)		1,700	(1,038)	1,447	(1,175)
Equity pickup	14.a	3,290	21,611	-	-

Operating profit (loss)		(14,028)	13,291	(15,270)	16,369

Financial income (expenses), net
Financial income	27	15,925	15,732	21,008	24,653
Financial expenses	27	(9,071)	(16,748)	(12,205)	(24,552)

Profit (loss)before income and social contribution taxes		(7,174)	12,275	(6,467)	16,470

Income and social contribution taxes	28	2,726	1,499	2,019	(2,696)

Net income ( loss) for the period		(4,448)	13,774	(4,448)	13,774

Basic earnings (loss) per share – reais	29			(0.08)	0.24
Diluted earnings (loss) per share – reais	29			(0.08)	0.24

See accompanying notes.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Three-month periods ended December 31

(Amounts in thousands of Brazilian reais, except as stated otherwise)

	Company		Consolidated
	10/1/2013 to 12/31/2013	10/1/2012 to 12/31/2012	10/1/2013 to 12/31/2013	10/1/2012 to 12/31/2012

Net revenue	3,615	30,256	3,607	29,672
Gain from sale of farm	-	-	-	25,214
Change in fair value of biological assets and agricultural products	(3,681)	5,288	(556)	3,720
(Impairment) Reversal of impairment of net realizable value of agriculture products after harvest	(1)	1,553	-	1,505
Cost of sales	(5,344)	(34,687)	(5,383)	(36,117)

Gross profit (loss)	(5,411)	2,410	(2,332)	23,994

Selling expenses	226	(224)	(1,200)	(3,033)
General and administrative	(6,882)	(6,677)	(7,396)	(6,595)
Other operating income (expenses)	2,021	(1,214)	1,892	(1,218)
Equity pickup	4,281	14,600	-	-

Operating profit (loss)	(5,765)	8,895	(9,036)	13,148

Financial income (expenses), net
Financial income	8,486	14,614	15,054	20,383
Financial expenses	(6,559)	(5,341)	(8,919)	(12,292)

Profit (loss)before income and social contribution taxes	(3,838)	18,168	(2,901)	21,239

Income and social contribution taxes	2,459	(1,714)	1,522	(4,785)

Net income ( loss) for the period	(1,379)	16,454	(1,379)	16,454

Basic earnings (loss) per share – reais			(0.02)	0.28
Diluted earnings (loss) per share – reais			(0.02)	0.28

See accompanying notes

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income

Three and six-month periods ended December 31

(Amounts in thousands of Brazilian reais, except as stated otherwise)

	Company		Consolidated
	7/1/2013 to 12/31/2013	7/1/2012 to 12/31/2012	7/1/2013 to 12/31/2013	7/1/2012 to 12/31/2012

Net income (loss) for the six-month period	(4,448)	13,774	(4,448)	13,774

Foreign exchange variations on translation of foreign transactions – Cresca	(502)	-	(502)	-
Gain on bargain purchase – Cresca	7,519	-	7,519	-

Comprehensive income	2,569	13,774	2,569	13,774

	Company		Consolidated
	10/1/2013 to 12/31/2013	10/1/2012 to 12/31/2012	10/1/2013 to 12/31/2013	10/1/2012 to 12/31/2012

Net income (loss)for the three-month period	(1,379)	16,454	(1,379)	16,454

Foreign exchange variations on translation of foreign transactions – Cresca	(502)	-	(502)	-
Gain on bargain purchase – Cresca	7,519	-	7,519	-

Comprehensive income	5,638	16,454	5,638	16,454

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of Changes in Equity

Six-month periods ended December 31

(Amounts in thousands of Brazilian reais, except as stated otherwise)

				Attributable to controlling shareholders
				Capital reserve	Income reserve
	Note	Share capital	Treasury shares	Options granted	Legal reserve	Reserve for Investment and expansion	Dividends proposed	Equity valuation adjustment	Accumulated losses	Company	Non-controlling shareholders	Consolidated
At June 30, 2012		584,224	-	2,134	-	-	-	(6,920)	(20,470)	558,968	-	558,968

Net income for the period		-	-	-	-	-	-	-	13,774	13,774	-	13,774
Share-based compensation		-	-	341	-	-	-	-	-	341	-	341
At December 31, 2012		584,224	-	2,475	-	-	-	(6,920)	(6,696)	573,083	-	573,083

				Attributable to controlling shareholders
				Capital reserve	Income reserve
	Note	Share capital	Treasury shares	Options granted	Legal reserve	Reserve for Investment and expansion	Dividends proposed	Equity valuation adjustment	Accumulated losses	Company	Non-controlling shareholders	Consolidated
At June 30, 2013		584,224	-	3,385	413	1,961	3,922	(6,920)	-	586,985	-	586,985

Loss for the period		-	-	-	-	-	-	-	(4,448)	(4,448)	-	(4,448)
Share- based compensation	26			619						619	-	619
Treasury shares acquired	22		(1,934)							(1,934)	-	(1,934)
Dividends	22.e						(3,922)			(3,922)	-	(3,922)
Foreign exchange variation on translation of foreign transactions – Cresca								(503)		(503)		(503)
Gain for advantageous purchase (Negative goodwill) –Cresca	14							7,519		7,519		7,519
At December 31, 2013		584,224	(1,934)	4,004	413	1,961	-	96	(4,448)	584,316	-	584,316

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flows

Six-month periods ended December 31

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Company		Consolidated
	Notes	2013	2012	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income(loss) for the year		(4,448)	13,774	(4,448)	13,774
Adjustments to reconcile net income (loss)
Depreciation and amortization	25	8,058	14,512	8,642	14,861
Gain from sale of farm		-	-	-	(26,864)
Granting of stock options	26	619	341	619	341
Residual value of property, plant and equipment	16	193	1,300	194	1,590
Disposal of capitalized cost in investment properties	13	-	-	1,734	-
Equity pick up	14	(3,290)	(21,611)	-	-
Unrealized (gain) loss on derivatives	27	(597)	(306)	(1,285)	6,801
Unrealized foreign exchange and monetary variation and financial charges		14,002	4,817	3,612	4,633
(Gain) remeasurement of receivables from sale of farms	27	635	-	170	(1,710)
Deferred income tax and social contribution	28	(2,726)	(1,499)	(2,800)	(754)
(Gains) losses arising from changes in fair value of biological assets and agricultural products	11	4,103	(8,233)	(634)	(13,522)
Impairment of realizable value of agriculture produce after harvest		12	(1,945)	15	(2,095)
Allowance for doubtful accounts	8	237	262	153	392
Provision for judicial claims	30	(1,798)	1,752	(1,796)	1,752
		15,000	3,164	4,176	(801)
Change in working capital
Trade receivables		75,948	40,143	88,022	35,659
Inventories		838	(3,407)	2,913	(11,054)
Biological assets		(45,545)	-	(60,227)	-
Recoverable taxes		(1,483)	(1,146)	(3,166)	(1,701)
Transactions with derivatives		(2,171)	(6,534)	(1,047)	(21,198)
Other receivables		(7,561)	(1,077)	(8,985)	(1,068)
Trade accounts payable		(14,506)	2,848	1,757	216
Related parties		14,322	-	(3,410)	-
Taxes payable		(239)	(775)	(1,079)	5,027
Income tax and social contribution paid		-	-	(5,510)	(1,785)
Labor obligations		(5,382)	(3,612)	(766)	(3,637)
Advances from customers		(825)	(2,626)	(38)	(2,666)
Other liabilities		-	(14)	-	-
Net cash generated by (used in) operating activities		28,396	26,964	12,640	(3,008)
CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment and intangible assets	15 and 16	(1,695)	(2,499)	(1,929)	(2,617)
Additions to investment properties	13	(5,226)	(8,157)	(10,559)	(13,767)
Investment (Redemption) in marketable securities		3,905	(26,710)	9,021	(12,698)
Dividends received	14	18,000	35,309	-	-
Payment for purchase of farm		-	-	(2,151)	-
Increase in investments and shareholding interests		(37,494)	(14,798)	(14,463)	-
Acquisition of joint venture Cresca		(8,592)	-	(8,592)	-
Cash received from sale of farm		-	-	10,369	27,000
Net cash generated by (used in) investing activities		(31,102)	(16,855)	(18,304)	(2,082)
CASH FLOWS FROM FINANCING ACTIVITIES
Future capital contributions	14	14,360	-	-	-
Proceeds from loans and financing		25,914	12,600	39,601	12,600
Interest paid on loans and financing		-	(1,711)	-	770
Payment of loans and financing		(27,895)	(29,676)	(44,178)	(31,170)
Treasury shares	22	(1,934)	-	(1,934)	-
Acquisition of rights to receive loans		(2,322)	-	-	-
Net cash generated by (used in) financing activities		8,123	(18,787)	(6,511)	(17,800)
Increase (decrease) in cash and cash equivalents		5,417	(8,678)	(12,175)	(22,890)
Cash and cash equivalents at beginning of period	6	28,756	23,562	75,694	67,464
Cash and cash equivalents at end of period	6	34,173	14,884	63,519	44,574
		5,417	(8,678)	(12,175)	(22,890)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Six-month periods ended December 31

(Amounts in thousands of Brazilian reais, except as stated otherwise)

See accompanying notes.

		Company	Consolidated
	Notes	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Revenues
Gross operating revenue	24	41,646	72,071	45,294	74,185
Gain from sale of farm		-	-	-	26,864
Gain(loss) with biological assets and agricultural products		(4,103)	8,233	634	13,522
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest		(12)	1,946	(15)	2,095
Other revenues		(16)	838	(279)	707
Allowance for doubtful accounts	8	(236)	(262)	(153)	(392)
		37,279	82,826	45,481	116,981

Inputs acquired from third parties
Cost of sales		(33,042)	(57,194)	(35,146)	(59,439)
Materials, energy, outsourced services and other		(2,480)	(7,742)	(5,387)	(10,848)
		(35,522)	(64,936)	(40,533)	(70,287)

Gross value added		1,757	17,890	4,948	46,694

Depreciation and amortization	25	(8,058)	(14,512)	(8,642)	(14,861)

Net value added produced by the entity		(6,301)	3,378	(3,694)	31,833

Value added received in transfer
Equity pickup	14	3,289	21,611	-	-
Financial income	27	15,925	15,732	21,008	24,653
		19,214	37,343	21,008	24,653

Total value added to be distributed		12,913	40,721	17,314	56,486

Distribution of value added

Personnel and charges
Direct compensation		6,431	5,311	6,431	5,375
Benefits		833	738	835	745
Severance fund (F.G.T.S)		127	146	127	150
Taxes, charges and contributions
Federal		227	2,641	1,758	10,523
State		267	748	(14)	749
Municipal		51	275	66	278
Financers
Interest and monetary and foreign exchange variations	27	9,071	16,748	12,205	24,552
Rentals		354	340	354	340
Net income (loss) for the period		(4,448)	13,774	(4,448)	13,774
		12,913	40,721	17,314	56,486

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Six-month periods ended December 31

(Amounts in thousands of Brazilian reais, except as stated otherwise)

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas ("the Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás,  Mato Grosso, Minas Gerais and Piauí and in Paraguay in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) the exploration of agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate intermediation involving any type of operations, (e) participation as partner in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the herein described purposes, and (f) management of its own and third party assets.

The Company and its subsidiaries have 10(ten) farms in 5(five) Brazilian states and one in Paraguay, with a total area of 312,746 hectares, including 17,699 hectares leased from third parties and 70,765 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil through a business strategy based on the acquisition of new farms and the ultimate sale of the farms acquired, once the intended potential valuation is achieved or when their agribusiness potential is achieved. This occurs when the acquired farms achieve geographic and production diversification.

The activities of  the subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro") and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As stated in their respective by-laws and articles of organization, the assets of each respective real estate belonging to these companies may be leased to third parties until the ultimate sale of the assets, in order to enhance the value of the real estate. The activities of the wholly-owned subsidiary Jaborandi Agrícola Ltda. comprise the leasing of land, the subleasing of land to third parties, rendering advisory services in the agricultural area and the exploration of agricultural, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services. All of the subsidiaries including FIM Guardian Fund, which is an exclusive investment fund of the Company, are headquartered and operate in Brazil.

The joint venture is primarily engaged in the farming and livestock activities, cattle raising and forestry activities of any kind and nature and in the provision of services directly or indirectly related thereto, import and export of products and agricultural inputs and those related to the cattle raising activity, purchase, selling and/or lease of properties, land, buildings and real estate in rural and/or urban areas and financial transactions and/or, purchase and sale of securities, shares and commodities.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated

1. General information (Continued)

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Company’s disclosure policy, when technical and legal assessments and the related due diligence processes are completed.

As of the date hereof, the Company holds 17,699 hectares leased, and is not the legal owner of 26,530 hectares, as the registration of ownership process for these properties has not been finalized.

On August 23, 2010, Opinion No. LA—01, of August 19, 2010, issued by the Federal Attorney General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital stock of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require prior authorization to purchase agricultural properties and are subject to restrictions, including the following:

(i)  the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

(ii) the total area of agricultural properties owned by foreigners shall not exceed the higher of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii)the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the above-mentioned limits must be previously approved by INCRA. The request for the approval must be filed before the Regional Branch of INCRA (Superintendência  Regional) of the State where the property is located. After that, INCRA will analyze the compliance with the above-mentioned requirements and if the transaction is approved by INCRA, it will issue a certificate of approval. The purchase and lease of agricultural properties beyond the limits of areas and percentages mentioned above require prior authorization from the Brazilian Congress.

In both cases, it is not possible to determine an estimated time frame for the approval procedure, since up to the date of this quarterly information, there are no known cases of certificates having been granted. Additionally, there is no judgment so far by the Brazilian courts on the validity and constitutionality of the contents of the Attorney

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1. General information (Continued)

General’s Opinion. As of December 31, 2013, 74,83% of Company common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria

Geral de Justiça do Estado de São Paulo) issued the Opinion no 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5709/71 and Decree No. 74965/74, regarding Brazilian companies with the majority of the capital stock composed of foreigners residing outside of Brazil or legal entities incorporated abroad. However, in April 2013, the Court of Appeals granted an injunction suspending the effects of Opinion No. 461/2012-E, based on the lawsuit filed by INCRA and the Federal Government against the Opinion No. 461/2012-E

2. Summary of significant accounting policies

The significant accounting policies applied on the preparation of this quarterly information are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1.    Basis of preparation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated  quarterly information after its issuance. On February 5, 2014, the Company’s Board  approved the Company’s individual and consolidated quarterly information and authorized  its disclosure.

The individual interim accounting information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 – Interim Financial Reporting  and presented consistently with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information – ITR. The consolidated interim information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 – Interim Financial Reporting  and  with the international accounting standard IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information – ITR.

According to Circular Letter CVM/SNC/SEP No. 03/2011, the Company opted for presenting the explanatory notes in this ITR as a summary in the cases of redundancy in relation to those presented in the annual financial statements. The Company declares that the judgments, estimates and significant accounting assumptions, as well as the main accounting practices, adopted in the presentation and preparation, are the same as those disclosed in Note 2 to the

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2.1. Basis of preparation(Continued)

annual financial statements for the year ended June 30, 2013 and remain valid for this Quarterly Information. Therefore, this Quarterly Information does not comprise all notes and disclosures required by the standards for the annual financial statements, and, as a consequence, the related information should be read together with Note 2 to those financial statements, restated on October 29,

2013.

The notes which did not have significant changes in relation to the individual and consolidated financial statements for June 30, 2013 have not been included in this Quarterly Information.

These policies have been consistently applied to all periods presented, unless otherwise stated.

The individual and consolidated quarterly information has been prepared basedon the historical cost, unless otherwise stated, as described in the summary of significant accounting policies. Historical cost is usually based on the amount of considerations paid in exchange for assets.

The non-financial data included in this quarterly information, such as sales volume, planted and leased area, insurance and environment have not been examined by the independent auditors.

Reclassifications have been made in the caption of income and social contribution taxes, net revenue and gain on the sale of a farm in the income statement as of December 31, 2012 and reclassifications in some captions of cash flow for the same period in order to improve the comparative presentation thereof, which are not relevant.

2.2     Foreign Currency Translation

a)    Functional and reporting currency

        Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”), for which the functional currency is the Brazilian Real. On December 12, 2013 the Company purchased 50% interest in the company Cresca S.A from its controlling shareholder, whose functional currency is PYG (Guaranis).

         The consolidated and individual quarterly information is presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s reporting currency.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

b)    Transactions and balances

    2.2        Foreign Currency Translation (Continued)

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the income statement.

c)    Group companies

The assets and liabilities of foreign subsidiaries are translated into Brazilian  reais by the foreign exchange rate in force at the balance sheet date, and the related income statements are translated by the foreign exchange rate in force on the transactions date. The foreign exchange differences resulting from said translation are separately recorded in equity. The foreign exchange differences are recognized in the income statements upon the sale of a foreign subsidiary.

2.3     Purchase of interest in joint venture in transactions between entities under common control

As detailed in Note 14(ii) the Company acquired interest in the company Cresca S.A., a joint venture of its controlling shareholder. Purchases of interest in joint ventures (as well as of subsidiaries and affiliates) in transactions performed between entities under common control may be recorded by the business combination method.

The consideration transferred counterpart transferred for the acquisition of a joint venture is the fair value of the assets acquired transferred, liabilities assumedincurred and equity instruments issued by the Company. The considerationunterpart transferred includes the fair value of assets and liabilities resulting from a contract of contingent consideration, when applicable. Costs related to acquisition are recorded in the statement of operationincome for the year as incurred. The Company’s interest in the  joint venture is measured at the fair value of identifiable assets acquired and liabilities and contingent liabilities assumed at the acquisition date, proportional to the Company’s interest in the joint venture. The considerationcounterpart transferred in excess in relation to the fair value of the Company’s interest in identifiable net assets acquired is recorded as goodwill. When the total amount of the consideration counterpart transferred is lower than the fair value of the acquired joint venture net assets, the difference is directly recognized in equity as a capital contribution in the case of controlling shareholder, when is a transaction with shareholders and, therefore, does not meet the definition of gain for recognition in the income statement.

The measurement and recording of the interest in joint venture at  its fair value is based on the economic substance of the interest acquisition, in line with expansion and development strategy of land in border regions and international expansion.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2.4     Intangible assets – Services rendering contracts

The services agreement entered into with Cresca S.A. acquired from the controlling shareholder, has been acquired separately from the purchase of interest in the joint venture, and recognized by the acquisition cost. The acquisition cost corresponds to the payment in cash and fair value of another consideration granted.  The agreement has finite useful life and is recorded at cost less accumulated amortization. The amortization is calculated during the estimated period in which the agreement will generate benefits for the Company based on the apportionment of hectares opened by Cresca in each period in relation to the total hectares entitled to be opened, existing as of the  agreement date.

2.5     Investments in subsidiaries and joint venture

The investments in subsidiaries and joint venture are recorded under the equity method.

Joint venture is a joint arrangement through which the parties with joint control thereon are entitled to net assets of the joint ventures.  Joint control is the contractual sharing of control agreed upon by the parties, existing only when decisions on the related activities require the unanimous consent of the parties thereto.

3. Significant  accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Such estimates and assumptions may differ from the effective results. By definition, the resulting accounting will seldom equal the related actual results. The effects arising from the reviews of accounting estimates are recognized upon review.

Estimates and assumptions presenting a significant risk with probability of causing a relevant adjustment in the book values of assets and liabilities for the next period, are addressed in Note 3 to the annual financial statements.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

4.   Pronouncements (new or amended) and interpretations applicable to the years started on or after  January 1, 2014.

Following are the pronouncements and interpretations issued by IASB, but not yet in force up to the issue date of the Company’s financial statement.

Standard	Main requirements

IFRS 9 Financial Instruments

IFRS 9 in the form it was issued reflects the first phase of IASB's project to substitute IAS 39 and refers to the classification and measurement of financial assets and liabilities as per IAS 39. Initially, the pronouncement would become effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9: Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015. In the subsequent steps, IASB will tackle issues such as hedge accounting and provision for impairment of financial assets. The adoption of the first step of IFRS 9 will impact the classification and evaluation of the Company’s financial assets, but will not impact the classification and evaluation of its financial liabilities. The Company will quantify such effects together with the effects of other steps of IASB’s project once the final consolidated standard is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments will become effective for annual periods beginning on or after January 1, 2014 and introduce a consolidation exception for entities that meet the definition of ‘investment entity’ in IFRS 10. Under this exception, investment entities are required to measure their investments in subsidiaries at fair value through profit or loss. Management does not anticipate that these amendments will have any material impact on the financial statements of the Company, as none of its entities meets the definition of ‘investment entity’.

IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently having the legally enforceable right to offset the recognized amounts” and the criteria that would cause settlement mechanisms that are nor simultaneous. These amendments will become effective for annual periods beginning on or after January 1, 2014. Management does not anticipate any material impact therefrom on the financial statements of the Company.

IFRIC 21 Levies

IFRIC 21 provides guidance on when to recognize a liability for a tax or levy when the obligating event occurs. For a levy that is triggered upon reaching a given metric, the interpretation indicates that no liability should be recognized before the specified metric is reached. IFRIC 21 is effective for annual periods ended on or after January 1, 2014. Management does not anticipate any material impact from IFRIC 21 on the financial statements of the Company.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendment to IAS 39

This amendment introduces a relief regarding discontinuance of hedge accounting where a derivative, which is designated as hedging instrument, is novated, if specific conditions are met. These amendments will become effective for annual periods beginning on or after January 1, 2014. The Company’s derivatives were not subject to novation in the current year. However, this amendment shall be applicable in future novation of derivatives.

   The Company intends to adopt such standards when they become effective, disclosing and recognizing the impacts on the interim information which may occur upon the adoption thereof.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

There are no other standards and interpretations issued but not yet adopted that may, in the management’s opinion, have a significant impact on the income or equity disclosed by the Company .

5.   Financial instruments

There were no significant changes for the financial risk factors, the capital management policy and the judgment and estimates of fair value in the period ended December 31, 2013, in relation to those described in the annual financial statements for the year ended June 30, 2013, as disclosed in the related Notes 5.1 to 5.10.

a)    Sensitivity analysis

The sensitivity analysis aims at measuring the impact from the changes in the market variables on mentioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At December 31, 2013, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50% respectively, was considered.

The reference for the preparation of the Probable Scenario was the Market Prices of each one of the reference assets of derivative instruments held by the Company at the closing of this period. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5.   Financial instruments(Continued)

The assumptions and scenarios are as follows:

				December 31, 2013
		Devaluation USD		Appreciation USD
	Probable scenario	Scenario I - 50%	Scenario II - 25%	Scenario III - 25%	Scenario IV 50%

Foreign Exchange rate¹ - R$/US$	2.34	1.17	1.76	2.93	3.51
Soybean - US$ / bushel – November 2013 (CBOT)	13.17	6.59	9.88	16.47	19.76
Soybean - US$ / bushel – May 2014 (CBOT)	12.77	6.39	9.58	15.96	19.16
Soybean - US$ / bushel – July 2014 (CBOT)	12.65	6.32	9.48	15.81	18.97

Corn - R$ / bag – November 2013 (BM&F)	25.77	12.89	19.33	32.21	38.66
Corn - US$ / bag – November 2013 (BM&F)	11.46	5.73	8.59	14.32	17.19
Corn - R$ / bag – September 2014 (BM&F)	27.60	13.80	20.70	34.50	41.40
Corn - US$ / bag – September 2014 (BM&F)	11.04	5.52	8.28	13.80	16.56
Corn - US$ / bushel – December 2013 (CBOT)	4.21	2.10	3.15	5.26	6.31
Corn - US$ / bushel – July 2014 (CBOT)	4.37	2.19	3.28	5.46	6.56
Corn - US$ / bushel – September 2014 (CBOT)	4.44	2.22	3.33	5.54	6.65
				June 30, 2013
		Devaluation USD		Appreciation USD
	Probable scenario	Scenario I - 50%	Scenario II - 25%	Scenario III - 25%	Scenario IV 50%

Foreign Exchange rate¹ - R$/US$	2.22	1.11	1.66	2.77	3.32

Soybean - US$ / bushel – August 2013 (CBOT)	14.31	7.16	10.73	17.89	21.47
Soybean - US$ / bushel – May 2014 (CBOT)	12.55	6.27	9.41	15.68	18.82
Soybean - R$ / bushel – July 2014 (CBOT)	30.22	15.11	22.67	37.78	45.33
Soybean - US$ / bushel – July 2014 (CBOT)	12.59	6.29	9.44	15.73	18.88

Corn - R$ / bushel – July 2014 (CBOT)	25.71	12.86	19.29	32.14	38.57
Corn - US$ / bushel – July 2014 (CBOT)	5.36	2.68	4.02	6.69	8.03

The table below  discloses, for each situation, the effect on the change in the estimated fair value at December 31, 2013 of the derivative financial instrument as well as the effect on income from the increase or decrease in the recorded amount of the related asset or liability. The effect has been determined on an individual basis for each derivative financial instrument, asset or liability for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects disclosed in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5.   Financial instruments(Continued)

							December 31, 2013
Operation	Risk		Sensitivity analysis (R$)				Position		Maturity
			Low		High
		Probable scenario	Scenario I–25%	Scenario II–50%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit
Derivative	SOYBEAN	-	56,870	28,435	(28,434)	(56,869)	(1,739)	bags of soybean	May14 to Jul/14
	USD	-	(20,958)	(12,071)	12,183	21,483	15	US$'000	Feb/14 to Jul/14
								June 30, 2013
Operation	Risk		Sensitivity analysis (R$)				Position		Maturity
			Low		High
		Probable scenario	Scenario I–25%	Scenario II–50%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit
Derivative	SOYBEAN	-	31,003	15,551	(15,386)	(30,988)	(1,021)	bags of soybean	Aug/13 to Jul/14
	CORN	-	1,602	801	(801)	(1,602)	(114)	Bags of corn	Jul/14
	USD	-	12	(1,179)	661	91	(1)	US$'000	Jul/13 to Jul/14

(a)   At December 31, 2013, the reference for the preparation of the Probable Scenario was the market prices for each one of the reference assets of derivative instruments held by the Group at the closing date of this period. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the price of current market was the reference for calculation of both book value of derivatives and the Probable Scenario the result of the latter one is equal to zero.

In addition, the Company presents in the table below the summary of possible scenarios for the following 12 months (December 31, 2013) of the Group’s loans and receivables. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

												(Amounts in thousands of R$)
			Current		Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
		(*) Annual average rates	At				Decrease		Decrease		Increase		Increase
Risk	Classification	Details	12/31/2013				25%		50%		25%		50%
CDI	CAIXA	Investment - CDI	79,632	10.00%	397	10.50%	-1,984	7.50%	-3,969	5.00%	1,984	12.50%	3,969	15.00%
USD	CAIXA	Investment - USD	19,182	2.3426	879	2.45	-4,795	1.76	-9,591	1.17	4,795	2.93	9,591	3.51
TJLP	Financing	Financing in TJLP - BNDES	-4,419	5.00%	0	5.00%	20	3.75%	40	2.50%	-20	6.25%	-40	7.50%
NA	Financing	Financing in pre fixed rate
NA	Financing	Rural credit	-11,184	10.20%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	Constitutional funds	-81,100	7.23%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	BNDES	-4,310	6.35%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
IGPM	Debt	Farm payable	24,875	5.51%	-122	6.00%	343	4.13%	685	2.76%	-343	6.89%	-685	8.27%
CDI	Debt	Farm payable	18,307	10.00%	-92	10.50%	458	7.50%	915	5.00%	-458	12.50%	-915	15.00%
USD	Debt	Acquisition of CRESCA S.A.	31,738	2.3426	-1,455	2.45	7,935	1.76	15,869	1.17	-7,935	2.93	-15,869	3.51
N/A	Receivable	Receivables from Farms	3,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
SOYBEAN	Receivable	Receivables from Farms	277,500	56.37	0.00	56.37	-3,911	42.28	-7,821	28.19	3,911	70.46	7,821	84.56
SOYBEAN	Receivable	Receivables from Farms	76,333	55.34	0	55.34	-1,056	41.51	-2,112	27.67	1,056	69.18	2,112	83.01
SOYBEAN	Receivable	Receivables from Farms	676,133	53.27	0	53.27	-9,004	39.95	-18,009	26.64	9,004	66.59	18,009	79.91

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5.   Financial instruments(Continued)

b)      Hierarchy of fair value - consolidated

Below is the level of hierarchy of fair value for derivative financial instruments measured at fair value through profit or loss, presented in the quarterly information for December 31, 2013:

	December 31, 2013		June 30, 2013
Consolidated – thousands R$	Level 2	Total	Level 2	Total
Financial Assets
Current assets
Cash equivalents	63,519	63,519	75,694	75,694
Marketable securities	909	909	9,244	9,244
Derivative financial instruments	19,384	19,384	17,081	17,081
Trade receivables	35,211	35,211	131,102	131,102

Non-current
Marketable securities	17,302	17,302	17,988	17,988
Derivative financial instruments	-	-	1,714	1,714
Clients	30,906	30,906	33,729	33,729

Total	167,231	167,231	286,552	286,552

	December 31, 2013		June 30, 2013
Consolidated – thousands R$	Level 2	Total	Level 2	Total
Liabilities
Current
Trade payables	7,509	7,509	7,777	7,777
Loans and financing	57,967	57,967	44,929	44,929
Derivative financial instruments	2,432	2,432	2,860	2,860
Acquisitions payable	43,182	43,182	43,650	43,650

Non-current
Loans and financing	43,088	43,088	56,924	56,924
Derivative financial instruments	-	-	1,140	1,140

Total	154,178	154,178	157,280	157,280

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5.   Financial instruments(Continued)

c)Consolidated financial instruments by categories

		December 31, 2013					June 30, 2013
Consolidated - thousands R$	Note	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value
Assets
Current
Cash equivalents		48,024	-	-	48,024	48,024	62,954	-	-	62,954	62,954
Marketable securities		-	909	-	909	909	-	9,244	-	9,244	9,244
Trade receivables		9,809	-	-	9,809	9,809	119,681	-	-	119,681	119,681
Receivable from sale of farm		25,402	-	-	25,402	25,402	11,421	-	-	11,421	11,421
Derivatives financial instruments		-	-	19,384	19,384	19,384	-	-	17,081	17,081	17,081
										-	-
Non-current										-	-
Marketable securities provided as collateral for loans		17,302	-	-	17,302	17,302	17,988	-	-	17,988	17,988
Trade receivables		411	-	-	411	411	830			830	830
Receivable from sale of farm		30,495	-	-	30,495	30,495	32,899	-	-	32,899	32,899
Transactions with derivatives		-	-	-	-	-	-	-	1,714	1,714	1,714
Total		131,443	909	19,384	151,736	151,736	245,773	9,244	18,795	273,812	273,812

			December 31, 2013					June 30, 2013
Consolidated - thousands R$	Note	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value
Liabilities
Current
Trade payables		7,509	-	-	-	7,509	7,509	7,777	-	-	-	7,777	7,777
Loans and financing		-	-	-	57,967	57,967	57,967	-	-	-	44,929	44,929	44,929
Derivatives financial instruments		-	-	2,432	-	2,432	2,432	-	-	2,860	-	2,860	2,860
Acquisitions payable		-	43,182	-	-	43,182	43,182	-	43,650	-	-	43,650	43,650
													-
Non-current													-
Loans and financing		-	-	-	43,088	43,088	43,088	-	-	-	56,924	56,924	56,924
Transactions with derivatives		-	-	-	-	-	-	-	-	1,140	-	1,140	1,140
Total		7,509	43,182	2,432	101,053	154,178	154,178	7,777	43,650	4,000	101,853	157,280	157,280

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of quarterly information and adjusted, where necessary.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

6.   Cash and cash equivalents and marketable securities

6.1.    Cash and cash equivalents

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Cash and banks	14,804	7,192	15,495	12,740
Repurchase agreements	19,369	21,564	34,384	51,894
Time deposits in Brazilian banks	-	-	13,640	11,060
	34,173	28,756	63,519	75,694

The terms of time deposits and repurchase agreements held at December 31, 2013 and June 30, 2013 contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in on demand deposits and agreements, despite having a final maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Certificate Deposit rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity that provides depository, custodian and trading services) which ranges between 98% and 103.5% of the daily CDI as of December 31, 2012 and  on December 31, 2013 ranges between 98% and 103%.

6.2.    Marketable securities

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013

Shares of exclusive funds – FIM GUARDIAN	23,219	27,124	-	-
Shares in funds	-	-	909	9,244
	23,219	27,124	909	9,244

The Company’s exclusive investment fund (Banco Pactual - FIM Guardian fund) has the following financial instruments breakdown, as at December 31, 2013:

Public securities (a)	13,394
Shares of exclusive funds	909
Time deposits	9,941
Derivatives	(1,034)
Other	9
Total	23,219

(a)    In Fim Guardian fund the amount of R$13,394 invested in LFT related to margin deposits placed in guarantee of derivative transactions of the fund. In the consolidated quarterly information the related amount was reclassified to the caption transactions with derivatives in current assets.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 6.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

7.   Derivative financial instruments

				December 31, 2013
				Company		Consolidated		Total	Volume/position
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Amount ('000)	Unit
Currency US$	February-14	BM&F	Banks	-	-	817	-	817	47,500	US$
Currency US$	March-14	NDF	Banks	-	-	-	(1,117)	(1,117)	(5,288)	US$
Currency US$	July-14	NDF	Banks	-	-	-	(847)	(847)	(9,967)	US$
Currency US$	May-14	NDF	Banks	-	-	113	-	113	953	US$
Currency US$	March 14	Options	Banks	20	-	20	-	20	(965)	US$
Currency US$	July-14	Options	Banks	-	(469)	-	(468)	(468)	(17,204)	US$
		Current		20	(469)	950	(2,432)	(1,482)	15,029	US$
		Non-Current		-	-	-	-	-	-	US$
		Total Risk with Currency Mead		20	(469)	950	(2,432)	(1,482)	15,029	US$
Soybean CBOT	May -14	Derivatives Soybean	Trading Companies/Banks/CBOT	502	-	502	-	502	(213,179)	Bags
Soybean CBOT	July -14	Derivatives Soybean	Trading Companies/Banks/CBOT	1,554	-	1,554	-	1,554	(1,526,268)	Bags
		Current		2,056	-	2,056	-	2,056	(1,739,447)	Bags

		Non-Current		-	-	-	-	-	-	Bags
		Total Risk with commodities		2.056	-	2,056	-	2,056	(1,739,447)	Bags

		Total Risk		2,076	(469)	3,006	(2,432)	574	N,A,

		Margin value		2,985	-	16,378	-	16,378
		Current		5,061	(469)	19,384	(2,432)
		Result Derivatives	At December 31, 2013	6,878	(4,811)	10,004	(4,206)

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

7.   Derivative financial instruments (Continued)

				June 30, 2013
				Company		Consolidated		Total	Volume/position
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Amount ('000)	Unit
Currency US$	July-13	BM&F/NDF	Banks	-	(1,102)	2,290	(2,076)	214	27,375	US$
Currency US$	March-14	NDF	Banks	-	-	-	(784)	(784)	(5,288)	US$
Currency US$	June-14	NDF	Banks	-	-	110	-	110	983	US$
Currency US$	July-14	NDF	Banks	-	-	-	(508)	(508)	(12,137)	US$
Currency US$	July-14	Options	Banks	-	(632)		(632)	(632)	(12,394)

		Current		-	(1,102)	2,400	(2,860)	(460)	23,070	US$
		Non-Current		-	(632)	-	(1,140)	(1,140)	(24,531)	US$
		Total Risk with Currency		-	(1,734)	2,400	(4,000)	(1,600)	(1,461)	US$

Commodities:
Soybean CBOT	August-13	Derivatives Soybean	Trading Companies/Banks/CBOT	12	-	12	-	12	(29)	Bags
Soybean CBOT	May-14	Derivatives Soybean	Trading Companies/ Banks /CBOT	598	-	598	-	598	(181)	Bags
Soybean CBOT	July -14	Derivatives Soybean	Trading Companies/ Banks /CBOT	1,058	-	1,058	-	1,058	(606)	Bags
Corn CBOT	July -14	Derivatives Corn	Trading Companies/ Banks /CBOT	254	-	254	-	254	(114)	Bags
Soybean CBOT	July -14	Options	Trading Companies/ Banks /CBOT	402	-	402	-	402	(204)	Bags

		Current		610	-	610	-	610	(210)	Bags
		Non-Current		1,714	-	1,714	-	1,714	(924)	Bags
		Total risk with commodities		2.324	-	2,324	-	2,324	(1,134)	Bags

			Total risks	2,324	(1,734)	4,724	(4,000)	724	N,A,

	Margin		Margin value	208	-	14,071	-	14,071	-

		Current		818	(1,102)	17,081	(2,860)
		Non-Current		1,714	(632)	1,714	(1,140)
		Result Derivatives	At December 31, 2012	11,425	(9,934)	17,730	(17,345)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

7.   Derivative financial instruments (Continued)

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against risk of foreign exchange rates variation and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts as of December 31, 2013 and June 30, 2013.

The margin deposits in transactions with derivatives refer to the so called margins by counter parties in transactions with derivative instruments.

Trading derivative financial instruments are classified as current assets or liabilities. Fair values of hedge derivative financial instruments used are classified as non-current assets or liabilities if the remaining maturity of the hedged item is over 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 7.

8.   Trade accounts receivable

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Sale of sugarcane (a)	8,473	11,273	8,473	11,273
Sale of grains	1,783	74,507	2,077	87,937
Lease	218	746	218	1,424
Sale of machinery	712	768	992	1,048
Sale of farms (b)	-	-	25,402	31,218
	11,186	87,294	37,162	132,900

Allowance for doubtful accounts	(1,679)	(1,442)	(1,951)	(1,798)

Total current	9,507	85,852	35,211	131,102

Sale of machinery	411	830	411	830
Sale of farms (b)	-	-	30,495	32,899

Total non-current	411	830	30,906	33,729

(a)   Changes in the allowance for doubtful accounts

	Company	Consolidated
At June 30, 2013	1,442	1,798
Constitution of provision	622	650
Write-off or reversal	(385)	(497)
At December 31, 2013	1,679	1,951

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.   Trade accounts receivable (Continued)

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the income statement. When the efforts to recover the trade accounts receivable are exhausted, the related amounts are written-off from the allowance for estimated losses on doubtful accounts.

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Falling due:
Up to 30 days	155	79,522	3,245	92,237
31 to 90 days	-	35	6,665	87
91 to 180 days	8,699	-	8,769	3,977
181 to 360 days	224	4,081	15,958	32,166
Over 360 days	411	830	30,906	33,729

Past due:
Up to 30 days	429	2,153	573	2,517
31 to 90 days	-	-	1	119
91 to 180 days	120	195	144	149
181 to 360 days	356	1,308	348	1,648
Over 360 days	1,203	-	1,459	-
	11,597	88,124	68,068	166,629

(b)   Sale of sugarcane

The receivables refer to the sale of sugarcane to Brenco Companhia Brasileira de Energia Renovável.

(c)   Sale of grains

The receivables from sale of grains refer primarily to the sale of soybean to  Mundo dos Cereais, Cargill Agrícola, J.Claudino Fernandes and Bunge. The allowance for doubtful accounts is obtained through default analysis on an individual basis by client and the amounts charged to the account of provision are usually written-off when there is no expectation of recovery of resources.

During the period, there was a variation in the amount of R$85,560, basically due to the receipt of 2012/2013 harvest.

(d)   Receivables from sale of farm

(i)     São Pedro Farm

On September 28, 2011, the Company sold Sao Pedro Farm, located in the municipality of Chapadão do Céu, State of Goiás. The farm was acquired in September 2006 with total amount invested  in acquisition and development of R$ 10,304, and a total declared area of 2,447 hectares, of which 1,724 hectares are ready for agricultural purposes. The sale price is equivalent to 580,000 bags of soybeans equivalent or R$ 23,291. This sale was part of the Company's business strategy, which aims at realizing capital gains from the

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.   Trade accounts receivable(Continued)

(d)   Receivables from sale of farm (Continued)

sale of properties. We recognized a gain for R$ 12,987 under "Gain on the sale of farms" in the statement of income corresponding to the difference between the sales price of R$ 23,391 and the carrying amount of the São Pedro farm of R$ 10,304.

In September 2011,the amount of R$2,250 was received as an advance (equivalent to 50,000 bags of soybean) on sale and an additional payment of R$7,519 (equivalent to 160,000 bags of soybean), in March  2013. The remaining amount of R$12,997 to be collected in installments measured based on the quotation of soybean for future delivery, at the maturity date of each installment (or based on estimates and quotations of brokers where there is no quotation of soybean for future delivery at a specific maturity date), and based on the exchange rate of US dollars to reais for future delivery also at the maturity date. The resulting amount was discounted at present value using the average rate of 9.8% p.a. The amount recorded relating to adjustment to present value for the year ended December 31, 2013 is R$ 3,444 (December 31, 2012 – R$ 2,687).The remaining balance in the amount of 277,500 bags of soybean, shall be paid in three installments, on March 30, 2014, 2015 and 2016, in the amount equivalent to 92,500 bags of soybean each.

(i)            Horizontina farm

Horizontina farm located in the municipality of Tasso Fragoso, State of Maranhão has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Imobiliária Ceibo for R$37,749. On October 11, 2012, the Company announced an agreement to sell Horizontina Farm for a total price of R$75,000. The payments were as follows: R$1,000 in October 2012 as advance, R$26,000 also in October 2012 and R$45,000 upon the execution of the property deed, which occurred on January 22, 2013. The remaining balance of accounts receivable of R$3,000 shall be received through the fulfillment of certain preceding conditions. The Company recorded gain from the sale of Horizontina farm in the amount of R$22,083. Up to June 30, 2013, the Company invested in the property the amount of R$15,168 (net of accumulated depreciation) for infrastructure improvements.

(i)            Araucária Farm

Araucária farm, located in the municipality of Mineiros, State of Goiás, with  area of 9,682 hectares, was acquired by the Company in 2007. On April

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.  Trade accounts receivable (Continued)

(d)   Receivables from sale of farm (Continued)

25, 2013 the Company sold 394 hectares of Araucária Farm, of which 310 hectares suitable for cultivation purposes. After the sale,  the remaining 9,288 hectares of Araucária farm include approximately 6,895 hectares that are suitable for cultivation purposes.

The sales amount in reais was equivalent to 248,000 bags of soybean (800 bags per plantable hectare), equivalent to R$ 10,325 and was acquired for the amount of R$ 3,888. The purchaser paid an initial amount of R$1,728, equivalent to 36,000 bags of soybean. In August 2013 the Company received the first installment in the amount of R$2,053, equivalent to 36,000 bags of soybean and the remaining balance shall be paid in six semiannual installments in the amount equivalent to 36,000 bags of soybean, and the last one, against the grant of the deed, in August 2016 for an amount equivalent to 25,000 bags of soybean. The Company recorded a gain from the sale of Araucária farm in the amount of R$6,437. At December 31, 2013 the balance of accounts receivable amounts to R$8,226.

(ii)    Cremaq Farm

Cremaq Farm with area of 32,702 hectares and located in the municipality of Ribeiro Gonçalves, State of Piauí, was acquired by the Company in 2007. On May 10, 2013, the Company sold an area of 4,895 hectares of Cremaq farm, of which 3,201 are suitable for cultivation purposes. After the sale the farm has a total area of 27,807 hectares remaining, of which approximately 21,823 hectares are suitable for cultivation purposes.

The sales amount in reais was equivalent to 901,481 bags of soybean (359 bags per agriculturable hectare), equivalent to R$ 37,388, and was acquired for the amount of R$ 6,340. Investments made amounted to R$ 4,753, totaling the amount of R$ 11,093. The purchaser paid an initial amount of R$4,561, equivalent to 90,148 bags of soybean. On August 15, 2013, the Company received the first installment in the amount of R$4,294, equivalent to 67,611 bags of soybean. On October 30, 2013 the Company received the second installment in the amount of R$ 4,023 and the remaining balance shall be paid in three annual installments on June 30, 2014 and 2015 , in the amount equivalent to 279,459 bags of soybean, and the last one, against the grant of the deed, in June 2016, in the amount equivalent to 117,193 bags of soybean.

At June 30, 2013 the Company recorded gain from the sale of Cremaq farm in the amount of R$26,295. At December 31, 2013 the balance of accounts receivable amounts to R$31,674.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.  Trade accounts receivable (Continued)

Changes in accounts receivable:

Consolidated
At June 30, 2013	(64,117)
Constitution	-
Receipts	10,369
Restatement of nominal value	(1,762)
Realization PVA	(387)
At December 31, 2013	(55,897)

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 8.

9.   Recoverable taxes

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Withholding income tax on short-term investments to be offset	2,934	4,260	3,048	4,447
Other taxes and contributions to be offset	360	354	460	3,208
Total current	3,294	4,614	3,508	7,655

ICMS recoverable	8,176	6,546	8,939	6,546
ICMS recoverable on property, plant and equipment	332	430	332	430
Non-cumulative Pis and Cofins to be offset	9,175	8,462	12,185	8,462
Withholding income tax on short-term investments	11,159	10,015	11,593	10,298
Total noncurrent	28,842	25,453	33,049	25,736

The Company classifies as "non-current" tax credits arising from IRRF on financial investments and PIS and COFINS credits considering that the balance of these taxes is not expected to be fully used in the subsequent twelve month period, in which they are considered credits to offset in the long term when taxed in future operations in local market.

The Company filed with the Finance Department  of the State of Piauí a request with respect to the outstanding balance of ICMS in the amount of R$ 3,091 to be transferred to another establishment of another taxpayer in the same state, in order to pay the suppliers. Sefaz has partially accepted our request approving R$581 linking these credits to “sale for export purposes” in which it may be transferred, in relation to the difference requested, it shall be offset in the long term with future operations taxed by ICMS.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 9.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

10.         Inventories

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Agricultural products	51	11,697	51	14,362
Sugarcane	-	-	-	-
Soybean	-	7,899	-	10,454
Corn	-	3,703	-	3,803
Rice	-	-	-	-
Cotton	-	95	-	105
Other harvests	51	-	51	-

Inputs (i)	19,731	6,178	25,277	9,016

Advance to suppliers(i)	2,232	3,742	3,103	5,427
	22,014	21,617	28,431	28,805

(i)   The variation in inputs and advances to suppliers is due to the formation of inventories for the beginning of soybean and corn plantation (2013/2014 harvest)

At December 31, 2013 there is no balance of provision for  realization of the recoverable values of agricultural products (R$24 negative at June 30,2013), on account of the total realization of inventories of finished products.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 10.

11. Biological assets

	Company		Consolidated
	Current	Non-current	Current	Non-current
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2013	1,201	36,656	1,201	36,656

Expenditures with plantation	46,889	25,080	66,316	25,080
Fair value variation	(600)	(3,503)	2,036	(1,402)
Harvest of agricultural products	(793)	(29,730)	(3,438)	(31,830)

At December 31, 2013	46,697	28,503	66,115	28,504

The expenditures with cultivation are substantially represented by the expenditures incurred with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the cultures.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

11. Biological assets (Continued)

The period of plantation and harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Corn	Second crop corn	Rice	Cotton	Sorghum	Sesame seed	Chia seed	Pasture
Faz. Cremaq	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08	N/A	N/A	N/A	N/A
Faz. Jatobá	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A
Faz. Alto Taquari	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Faz. Araucária	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Faz. Chaparral	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A
Faz. Nova Buriti	Minas Gerais	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Faz. Preferência	Bahia	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Parceria I	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A
Parceria II	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08	N/A	N/A	N/A	N/A
Cresca	Paraguay	N/A	01/12 to 25/05	01/12 to 30/06	N/A	N/A	N/A	01/12 to 15/06	01/02 to 20/05	01/02 to 20/05	whole year

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 11, except for disclosure of Cresca in the table above.

12. Restricted marketable securities

		Company		Consolidated
	Restatement index	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013

Banco do Nordeste (BNB) (a)	CDI	1,942	1,860	17,302	17,988

		1,942	1,860	17,302	17,988

(a)   Securities were pledged as a guarantee to financing from Banco BNB, and should be held up to the end of term  of the loan agreement in July 2019 and  in October 2021.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 12.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

13. Investment properties - noncurrent

	Company
	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2013
Total cost	21,007	20,913	71,782	113,702	1,282	114,984
Accumulated depreciation	-	(2,716)	(28,751)	(31,467)	-	(31,467)
Net book balance	21,007	18,197	43,031	82,235	1,282	83,517

At June 30, 2013
Opening balance	21,007	18,197	43,031	82,235	1,282	83,517
Acquisitions	-	50	3,893	3,943	1,283	5,226
Disposals	-	-	(1,734)	(1,734)	-	(1,734)
Transfers	-	1,335	-	1,335	(1,335)	-
( - ) Depreciation/amortization	-	392	(4,075)	(3,683)	-	(3,683)
At December 31, 2013	21,007	19,974	41,115	82,096	1,230	83,326

At December 31, 2013
Total cost	21,007	22,298	73,941	117,246	1,230	118,476
Accumulated depreciation	-	(2,324)	(32,826)	(35,150)	-	(35,150)
Net book balance	21,007	19,974	41,115	82,096	1,230	83,326

	Consolidated
	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2013
Total cost	248,124	24,477	106,681	379,282	1,282	380,564
Accumulated depreciation	-	(3,089)	(38,367)	(41,456)	-	(41,456)
Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

At June 30, 2013
Opening balance	248,124	21,388	68,314	337,826	1,282	339,108
Acquisitions	278	135	8,805	9,218	1,341	10,559
Disposals	-	-	(1,734)	(1,734)	-	(1,734)
Transfers	-	1,349	-	1,349	(1,349)	-
( - ) Depreciation/amortization(i)	-	484	(6,084)	(5,600)	-	(5,600)
At December 31, 2013	248,402	23,356	69,301	341,059	1,274	342,333

At December 31, 2013
Total cost	248,402	25,961	113,752	388,115	1,274	389,389
Accumulated depreciation	-	(2,605)	(44,451)	(47,056)	-	(47,056)
Net book balance	248,402	23,356	69,301	341,059	1,274	342,333

(i)             The depreciation presented in buildings and improvements presents an inverted balance, due to the impact of useful lives reviewed by the Company.

Buriti Farm does not have agricultural production authorization issued by the Environmental Department  of The State of Minas Gerais (MG). The Company is analyzing the use alternatives of the farm and realization alternatives of this asset. At December 31, 2013, the Company analyzed and did not identify evidence of impairment to be recorded.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 13.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments - Company

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Total assets		Total liabilities		Adjusted equity		Net income (loss) for the year
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Subsidiaries
Araucária	0	97,808	99.99	99.99	89,929	100,439	2,097	2,631	87,832	97,808	724	9,640
Cremaq	0	77,036	99.99	99.99	77,285	86,539	4,180	9,503	73,105	77,036	2,869	29,411
Engenho de Maracaju	0	4,604	99.99	99.99	4,843	10,559	35	5,954	4,808	4,605	203	211
Imobiliária Jaborandi	0	35,664	99.99	99.99	40,087	39,301	1,655	3,636	38,432	35,665	696	1,079
Jaborandi Ltda	0	32,911	99.99	99.99	101,683	95,200	48,085	62,288	53,598	32,912	(274)	(7,924)
Cajueiro	0	61,295	99.99	99.99	62,236	61,830	448	535	61,788	61,295	993	2,311
Mogno	0	11,672	99.99	99.99	36,284	35,824	24,936	24,154	11,348	11,670	(322)	77
Ceibo	0	761	99.99	99.99	3,053	3,223	3,872	2,461	(819)	762	(1,581)	14,836
Flamboyant	0	652	99.99	99.99	646	653	14	3	632	650	(18)	(40)
Investment at cost
Green Ethanol LLC	4,376	4,376	40.65	40.65	-	-	-	-	-	-	-	-
Joint Venture	-	-	-	-	-	-	-	-	-	-	-	-
Cresca	-	-	50.00	-	97,285	-	51,765	-	45,520	-	-	-

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments – Company(Continued)

a)    Changes in investments

Year ended December 31, 2013

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Cresca	Total
Change in balance at June 30, 2013	77,036	4,605	35,665	47,272	97,808	11,670	61,295	762	650	70	-	336,833

Acquisition of investment	-	-	-	-	-	-	-	-	-	-	27,504	27,504
Capital increase	-	-	2,071	20,960	-	-	-	-	-	-	14,463 (i)	37,494
Dividends paid	(6,800)	-	-	-	(10,700)	-	(500)	-	-	-	-	(18,000)
Advance for future capital increase	-	-	-	(14,360)	-	-	-	-	-	-		(14,360)
Equity pick up	2,869	203	696	(274)	724	(322)	993	(1,581)	(18)	-		3,290

At December 31, 2013	73,105	4,808	38,432	53,598	87,832	11,348	61,788	(819)	632	70	41,967	372,761

(i)       On December 17, 2013 the Company made a capital contribution of R$14,463 to Cresca S.A., so that Cresca exercised the purchase option of 96,000 hectares of land.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments – Company(Continued)

(i)       Green Ethanol

Although the Company holds 40.65% interest in Green Ethanol LLC, the Limited Responsibility Contract of Green Ethanol LLC (which was originally issued in March 2007 and amended in 2009) does not provide the Company with any influence power in accordance with IAS 28/CPC 18. According to the Contract, the other investor was appointed as Administrator Member and only this Administrator Member is entitled to vote to approve issues or make decisions.

As a consequence of the losses incurred and the significant level of ETH Bioenergia indebtedness, the Company carried out an impairment analysis of the investment on July 1, 2009 and concluded that there was impairment on that date. In order to measure the loss for impairment the Company estimated the fair value of the investment as of February 2010 considering the purchase of Brenco by ETH Bioenergia at the amount of R$6,979 and recognized such loss on July 1, 2009 in the amount of R$6,569. At June 30, 2013, the Company remeasured the fair value and recognized loss for impairment in the amount of R$340.

(ii)      Purchase of interest, debts and advisory contract with Cresca S.A.

On December 12, 2013 the Company agreed with Cresud S.A. (“Cresud”), its controlling shareholder, the acquisition of: (i) 50% interest in Cresca S.A, (ii) assumption of Cresud credit with Cresca, and (iii) an advisory services agreement according to which Cresud commits to render services to Cresca on exchange for payment of fees.

Cresca is a company that explores the agricultural activity and invests in farming and livestock land. On the purchase date it had approximately 45,000 hectares and the option to purchase approximately 96,000 additional hectares of farming and livestock land in the region of Mariscal Estigarribia in Paraguay. On the date of interest acquisition the option to purchase 96,000 hectares was exercised and Cresca became the holder of approximately 141,000 adjoining hectares.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments – Company(Continued)

The Company assessed and concluded that Cresca is a joint venture since the decisions on relevant activities require the unanimous consent of the Company and of another shareholder in possession of the remaining 50% interest. The Company has rights on Cresca’s equity; however it does not have rights on its assets and liabilities.

The investment in Cresca was recognized on its acquisition date date (December 12, 2013) and considering that the results for the eighteen days ending December 31, 2013 are not significant, the Company’s will begin to recognize the equity pick up in Cresca’s results as from January 1, 2014.

The table below presents the Cresca’s assets and liabilities  on the acquisition date at book value and estimated fair value. The assets and liabilities amounts at December 31, 2013 have no significant differences in relation to the estimated balances on the acquisition date.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Book value - R$	Estimated fair value at the acquisition date- R$	Estimated fair value- R$
Assets
Current assets
Cash and cash equivalents	10	-	10
Accounts receivable	832	-	832
Other receivables	250	-	250
Inventories	3,671	-	3,671
Biological assets	2,686	-	2,686
Call option - land	-	11,183	11,183

Non-current assets
Other receivables	-	-	-
Biological assets	60	-	60
Deferred income tax	3,254	-	3,254
Property, plant and equipment- Farms	57,080	34,509	91,589
Property, plant and equipment – Other	1,032	-	1,032
Total assets	68,875	45,692	114,567

Liabilities
Current liabilities
Trade accounts payable	6,912	-	6,912
Salaries and payroll charges	66	-	66
Taxes payable and other	26	-	26
Loans and financing	-	-	-
Financial debts	2,115		2,115

Non-current liabilities
Deferred tax on appreciation	-	4,354	4,354
Loans from related parties	42,609	2,150	44,759
Loans and financing	-	-	-
Financial debts	321	-	321
Total liabilities	52,049	6,504	58,553

Total net assets	16,826	39,188	56,014
Company’s interest in Cresca	50%	50%	50%
Company’s interest in net assets at the estimated fair value	8,413	19,594	28,007

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments – Company(Continued)

Following is the consideration amount:

R$
Consideration paid in cash	8,592
Consideration payable, adjusted to present value (1)	11,546
Portion of contingent consideration at the fair value (2)	350
Total consideration	20,488
Gain for advantageous purchase (Negative goodwill)	7,519
Investments	28,007

(1) Denominated in US$ with interest rate of 7% p.a. and maturity on 12/12/2014

(2) Should Cresca sell 24,000 hectares of undeveloped land up to 12/12/2014, the Company should pay to Cresud the equivalent to 25% of selling price excess per hectare in relation to a price per hectare contractually established.

The Company’s interest in the joint venture was measured at the fair value of assets acquired and liabilities assumed on the acquisition date, proportional to the Company’s interest in the joint venture. The option for the measurement at fair value is due to  the fact that Cresca acquisition is in line with the expansion and development strategy of border regions and international expansion, in addition to benefits to be received as a compensation for advisory services provided in the real estate development owned by Cresca, generating a potential regular flow of resources and opportunities to perform abroad activities within the Company’s expertise. The Company will review the estimates used to assess the fair values of assets acquired and liabilities assumed, and if necessary, will adjust their fair values up to one year after the acquisition date of the joint venture.

To the extent that the consideration paid was lower than the Company’s interest in the fair value of assets and liabilities measured at the fair value of Cresca, a gain of R$7,519 for bargain purchase was recorded under equity for representing a transaction with controlling shareholder.

Deferred income tax liability of R$2,556 was not recognized on the gain for bargain purchase in the amount of R$7,519, considering that it will only be reversed upon the sale of interest in Cresca, decision of which is under the Company’s control. In addition, it has no plans of selling such interest in the foreseeable future.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments – Company(Continued)

The estimated fair value of R$21,852 related to the purchase of credits of Cresud from Cresca was recorded in the caption Transactions with Related Parties. The premium on the purchase in relation to the book value of the debt in the amount of R$1,050 will be recognized in the result as a reduction in interest income based on the effective interest rate during the contractual term of receivables.

The acquisition of an advisory services agreement from Cresud in the amount of R$2,916 was recorded as Intangible assets by the acquisition cost as mentioned in Note 2.5.

15. Intangible assets

Company and Consolidated
Software
	In operation	In progress	Contracts	Total
At June 30, 2013
Opening balance	2,521	49	-	2,570
Acquisitions	-	321	2,916	3,237
Amortization for the year	(478)	-	-	(478)
At December 31, 2013	2,043	370	2,916	5,329

At December 31, 2013
Total cost	4,882	370	2,916	8,168
Accumulated depreciation	(2,839)	-	-	(2,839)
Net book balance	2,043	370	2,916	5,329

On December 12, 2013, the Company entered into an agreement with its controlling shareholder Cresud to purchase the right to render advisory services in  forestry agricultural exploration worth R$2,916, paying R$697, with the remaining balance to be paid on December 12, 2014. This service will be rendered to the joint venture - Cresca S.A.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 15.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

16. Property, plant and equipment

	Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total PPE

At June 30, 2013
Total cost	714	3,639	17,754	979	23,086
Accumulated depreciation	(677)	(1,413)	(6,450)	(281)	(8,821)
Net book balance	37	2,226	11,304	698	14,265
At June 30, 2013
Opening balance	37	2,226	11,304	698	14,265
Acquisitions	-	251	311	115	677
Disposals	-	(22)	(166)	(5)	(193)
Depreciation	(37)	(214)	(742)	(52)	(1,045)
Net book balance	-	2,241	10,707	756	13,704

At December 31, 2013
Total cost	714	3,868	17,899	1,089	23,570
Accumulated depreciation	(714)	(1,627)	(7,192)	(333)	(9,866)
Net book balance	-	2,241	10,707	756	13,704

Annual depreciation rates (weighted average) - %	18	11	18	10

	Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total PPE

At June 30, 2013
Total cost	714	4,111	18,690	1,082	24,597
Accumulated depreciation	(677)	(1,588)	(7,169)	(312)	(9,746)
Net book balance	37	2,523	11,521	770	14,851

At June 30, 2013
Opening balance	37	2,523	11,521	770	14,851
Acquisitions	-	270	519	122	911
Disposals	-	(23)	(166)	(5)	(194)
Depreciation	(37)	(238)	(686)	(58)	(1,019)
Net book balance	-	2,532	11,188	829	14,549

At December 31, 2013
Total cost	714	4,358	19,043	1,199	25,314
Accumulated depreciation	(714)	(1,826)	(7,855)	(370)	(10,765)
Net book balance	-	2,532	11,188	829	14,549

Annual depreciation rates (weighted average) - %	18	11	18	10

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 16.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

17. Payable for farm acquisitions

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Jatobá Farm	-	-	-	2,163
Alto Taquari Farm (ii)	-	-	24,875	23,841
Nova Buriti Farm (iii)	18,307	17,646	18,307	17,646
	18,307	17,646	43,182	43,650

The liabilities result from the purchase of farms monetarily restated as follows:: (i) Alto Taquari Farm - 100% of Interbank Deposit Certificate ("CDI") and (ii) Nova Buriti Farm - General Market Price Index (IGP-M).

The due dates of the payments are subject to obtaining certain licenses, and because of this, the Company understands that there is no possibility of calculating the present value since there is no way to determine the maturity date of the installments.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 17.

18. Trade accounts payable

The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops in the amount of R$3,282 (Company) and R$4,686 (Consolidated). Leasing transactions of farms result in trade payables of R$1,387 and R$ 2,823, recorded both in the company and in consolidated.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 18.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

19. Loans and financing

			Company		Consolidated
	Maturity	Annual interest rates and charges - %	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Current
Financing for Agricultural Costs - BNB and Itaú	Jul-14	7.23 to 10.69	26,431	19,910	40,435	31,403
Financing Cremaq Project and Jaborandi - BNB	Oct-13	5.50 to 7.23	7,546	3,325	12,455	7,845
Financing of Machinery and Equipment - FINAME (a)	Dec-14	4.50 to 8.70	2,150	2,164	2,150	2,164
Financing of sugarcane - Itaú	Oct-14	TJLP + 1.95 to 3.10	2,927	3,517	2,927	3,517
			39,054	28,916	57,967	44,929

Non-current
Financing of sugarcane - Itaú	Jul-15	TJLP + 1.95 to 3.10	1,493	4,287	1,493	4,287
Financing of Machinery and Equipment - FINAME	Nov-16	5.50 to 8.70	2,160	2,769	2,160	2,769
Financing Cremaq Project and Jaborandi - BNB	Oct-21	7.23	19,215	25,390	39,435	49,868
			22,868	32,446	43,088	56,924
			61,922	61,362	101,055	101,853

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste

At December  31, 2013 amounts due by maturity are as follows:

	Company	Consolidated

1 year	39,054	57,967
2 years	7,559	12,159
3 years	4,029	8,515
4 years	1,091	5,326
5 years	3,171	6,745
Above de 5 years	7,018	10,343
	61,922	101,055

At December 31, 2013, the balance of accrued interest related to the loans and financing contracts amounted to R$814 and R$883, classified under current and non-current liabilities, respectively.

Guarantees

Both the financing of opening of  Jatoba farm and the financing of Agricultural Costs,  for 13-14 harvest or the current harvest, with  BNB have as guarantee the mortgage of Jaborandi farm and the pledge evaluated at R$35,424 of which: 598,895 bags of soybean, 336,350 bags of corn, 343,720 bushel of cotton; all produced in 2012/2013 harvest on Jatobá farm (Jaborandi - BA) and the financing of opening of  Cremaq farm has as guarantee the mortgage of areas of the farm.

For FINAME contracts machinery and equipment were provided as collateral. All are being held with a lien until the final settlement of contracts.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

19.     Loans and financing(Continued)

BNB financing requires the maintenance of deposits in a liquidity fund in remunerated accounts by CDI. The balances at December 31, 2013 and 2012 are disclosed in Note 12.

All loans and financing contracts above  are in Brazilian Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly fund those loans. At December 31, 2013 and 2012 the Company’s financing had no financial covenants, only operational.

Operational covenants

At the date of presentation of the quarterly information for December 31, 2013, the Company did not fail to fulfill the operational covenants set forth in loan agreements.

The main covenants are as follows:

•   Fail to fulfill any obligation established in the credit instruments executed with the BANK;

•   Suspend its activities for more than thirty days;

•   Be prevented, according to the Brazilian Central Bank regulation, from participating in credit operations, including as joint-obligor;

•   Not to reinforce the credits guarantees immediately after notice from the BANK in this sense, if any fact determining the decrease or depreciation of such guarantees occurs;

•   Request judicial reorganization, or declare its bankruptcy, or request of liquidation or intervention, as well as replace any member of its management by another who, at the BANK’S discretion, is not recommendable for the position;

•   Save, sell, lease, grant, transfer in any manner on behalf of third parties, or remove the assets backing the credits, under any argument and to wherever it is;

Contracting of loans

The Company contracted from Banco Itaú, a guarantee letter in the amount of R$1,135 provided as guarantee for the rental of the São Paulo office with a maturity of July 31, 2014.

On July 29, 2013, the Company contracted from Banco do Nordeste a credit line to finance the cost of crop in the amount of R$32,397,

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

19.     Loans and financing(Continued)

with the first amount released on October 04, 2013 of R$9,880 at an interest rate of 10.69% and R$16,034 at an interest rate of 7.23%, both maturing on July 29, 2014

On July 22, 2013, Jaborandi Ltda signed with Banco do Nordeste a credit line to finance the cost of crop in the amount of R$16,993, with the first amount released on

September 02, 2013 of R$13,686 at an interest rate of 7.23% maturing on July 29, 2014.

Payment of loans and financing

On July 22, 2013, the Company settled the financing contract obtained from the Federal Government to finance the cost of crops of Jatobá farm in the amount of R$11,547. On September 20, 2013 the Company paid the financing contract from Banco Itaú in the amount of R$1,669. On September 30, 2013 the Company paid R$427 related to the financing of machinery, R$2,081 related to the financing of cost of crops/sugarcane, R$4,735 related to the financing for opening of Jatobá farm. On October 15, 2013, the amount of  R$1,515 related to the installment of two financing agreements of sugarcane crops was paid to Banco Itaú. In this quarter, the amount of R$342 related to the Financing of Machinery was paid to Banks: HSBC, Itaú and Votorantim.

On October 03, 2013, the Company settled the financing agreement (FNE) worth R$7,904 entered into with Banco Itaú to finance the cost of crops. On October 28, 2013, the Company paid to Banco do Nordeste the financing installment of Property, plant and equipment in the amount of R$3,080. On November 25, 2013 the Company settled the financing agreement worth R$10,875 entered into with Banco Itaú to cover the costs of soybean crops.

Changes in loans and financing

Consolidated
At June 30, 2013	101,853
Obtaining	39,601
Payment of principal	(42,373)
Payment of interest	(1,805)
Monetary restatement	3,779
At December 31, 2013	101,055

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 15.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

20. Taxes payable

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
ISS payable	298	109	387	141
Withheld social contributions	115	126	121	131
ICMS payable	-	36	-	36
Funrural payable	14	388	14	417
Pis and Cofins payable	-	-	27	18
IRRF payable	-	7	-	8
IRPJ and CSLL payable -presumed profit	-	-	478	1,555
Total current	427	666	1,027	2,306

IRPJ and CSLL payable -presumed profit	-	-	6,012	5,812
Total non-current	-	-	6,012	5,812

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 20.

21. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset the current tax credits with current tax liabilities and as long as  they refer to the same tax authority.

The fiscal year for income tax and social contribution calculation purposes is the calendar year, which differs from the Company’s fiscal year for statutory purposes which ends on June 30 of each year.

The changes in deferred income and social contribution tax assets and liabilities in the year ended December 31, 2013 and June 30, 2013 without taking into consideration offsetting of balances in the same tax jurisdiction are as follows:

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Assets
Non-Current
Tax losses	28,342	25,858	39,462	36,655
Hedge, contingency, bonus and provision for bad debts	7,006	9,010	8,800	10,286
Difference in cost of farms	170	171	170	170
	35,518	35,039	48,432	47,111
Liabilities
Non-Current
Biological assets	3,069	4,277	3,069	3,676
Hedge	547	201	547	201
Provision for residual value of PPE	1,443	851	1,536	851
Accelerated depreciation of assets for rural activity	13,931	15,907	15,264	17,167
	18,990	21,236	20,416	21,895

Net balance	16,528	13,803	28,016	25,216

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

21. Deferred taxes(Continued)

The net changes in deferred income tax and social contribution are as follows:

	Company	Consolidated

At June 30, 2013	13,803	25,216
Tax loss	2,484	2,807
Adjustments of biological assets and agricultural products	1,208	607
Hedge, contingency, bonus and provision for bad debts	(2,943)	(2,517)
Accelerated depreciation	1,976	1,903

At December 31, 2013	16,528	28,016

The estimated periods of realization of deferred tax assets are as follow:

	December 31, 2013
	Company	Consolidated
2014	7,299	9,155
2015	755	886
2016	675	1,264
2017	1,147	1,905
2018	2,339	3,718
2019 to 2023	23,303	31,504
	35,518	48,432

Deferred tax assets due to tax losses recognized in prior years with no realizable period and limited to 30% of the taxable profits, are capitalized in the balance sheet with the basis that it is probable that the Company will generate taxable profits over the upcoming years in order to offset those deferred tax assets recognized in the current year, based on assumptions and conditions established in the Company’s business model.

The net book value of deferred tax asset is periodically revised and the projections are annually reviewed in order to identify potential changes that may impact the  Company’s projections.

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 21.

22. Share capital

a)    Share capital (quantity of shares)

	Quantity of shares
	December 31, 2013	June 30, 2013
Shareholder
Cresud S.A.C.I.F.Y.A.	23,150,050	23,160,450
Elie Horn		3,274,600
	23,150,050	26,435,050

Board of Directors	6,840,300	7,848,100
22. Share capital(Continued)
Executive Board	500	500
Officers	6,840,800	7,848,600
Treasury	195,800	-

Other	28,235,750	24,138,750

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding shares	28,235,750	24,138,750
Outstanding shares as percentage of total shares(%)	48	41

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

At December 31, 2013, the Company’s authorized and paid up capital amounted to R$584,224. The Company is authorized to increase its share capital, regardless of amendment to its charter, up to the limit of R$3,000,000, through a Board of Directors resolution.

a)         Warrants

On March 15, 2006, the Board of Directors approved the issuance of 512,000 share warrants, 256,000 of which were for first issuance, and 256,000 of which were for second issuance. These share warrants are to be delivered to the founder shareholders based on their proportionate share of interest in the Company’s capital at the issuance date. Each of the issuances of warrants grant to their holders the right to shares subscription issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the warrants of each issuance.

The warrants of the 1st. issuance grant to their holders, as from the dates in which they are entitled to  exercise, the right to the shares subscription issued by the Company through the payment of the price per share observed  in the initial public offering, subject to certain restatement rules and adjustments. The warrants of the 1st. issuance were issued in three series, which differ solely in relation to the date on which the right to subscribe the shares granted by them starts.

The warrants of the 1st issuance/1st. series may be exercised as from the closing of the 12th month as from the issuance date and have as subject matter  a total of 85,336 warrants. The warrants of the 1st. issuance/2nd. series may be exercised as from the closing of the 24th. month as from the issuance and have as subject matter  a total of 85,332  warrants. The warrants of the 1st. issuance/3rd. series may be exercised as from the closing of the 36th. month as from the issuance and have as subject matter a total of 85,332 warrants.

Exceptionally, the warrants of the 1st. issuance may be exercised by their holders in the events of transfer of the Company’s control or acquisition of material ownership interest, as defined in the terms of the corporate act regarding the issuance of

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital(Continued)

b)Warrants--Continued

warrants. Each set of 1,000 warrants of the 1st. issuance grants the right to subscription of 1 (one) share issued by the Company upon its assignment  (100 shares after the split approved in October 2007).

The warrants of the 2nd. issuance grant to the holders, the right to subscribe shares issued by the Company for up to 15 years, from the date of the public announcement of the Company’s initial public offering of shares and solely in the events of transfer of control or acquisition of material shareholding interest  in the Company, as defined in the terms of the corporate act that decided for the issuance of the warrants. In such events, public offerings for acquisition of all the outstanding shares of the Company shall be presented. For the subscription of shares subject to the warrants of 2nd. issuance, their holders shall be obliged to pay the same price per share observed  in the mentioned public offerings of acquisition of the Company’s shares. Each set of 1,000 warrants of 2nd. issuance grants the right to the subscription of 1 (one) share issued by the Company upon its assignment (100 shares after the split approved in October 2007).

The number of shares to be subscribed according to the warrants shall be adjusted in the event of a share split or reverse split of shares.

Detailed information of the first issuance market value of these bonuses is shown in the table below:

	First issuance
Brasilagro	December 31, 2013	June 30, 2013

Quoted market price of share – R$	9.77	11.07
Issuance date (day/month/year)	28/4/2006	28/4/2006
Maturity (day/month/year)	27/4/2021	27/4/2021
Exercise price at year end - R$/share	14.51	14.42
Number of outstanding shares	58,422	58,422

Percentage of shares entitled to conversion (percentage of new capital) - %	20	20
To be converted in the period	14,606	14,606
Quantity of outstanding warrants	256,000	256,000

The outstanding warrants of second issuance at December 31, 2013 and  2012 are 256,000 and there were no changes in the number of outstanding warrants in the years ended June 30, 2013 and 2012. The warrants of second issuance grant to their holders the right to shares subscription issued by the Company, in the

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital (Continued)

amount equivalent to 20% of its capital, after the increase arising from the full exercise of the warrants of second issuance.

c)Warrants of first issuance

The warrants of first issuance are recorded in accordance with  IFRS 2 and may be fully exercised since March 15, 2009. Since the exercise date precedes the transition date to IFRS (i.e. July 1, 2009) and the Company has not disclosed the fair value of the warrants on their assessment date, the warrants are not recorded in the quarterly information.

d)    Warrants of second issuance

Management believes that the warrants of second issuance (which may only be exercised if the control is transferred or if a significant shareholding interest is acquired) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share observed in the public offerings for acquisition of shares formulated on account of obtaining the control or acquiring significant shareholding interest in the Company.

e)   Stock option plan - stock option

The information on the stock option plan and issuance of new grants is described in Note 26

f)     Legal reserve and profits and dividends reserves

Pursuant to article 193 of Law 6404/76, 5% (five per cent) of the Company’s net income accrued at the end of each year must, before any other allocation, be invested for the constitution of legal reserve, which shall not exceed 20% (twenty per cent) of the share capital.

The Company may not constitute legal reserve in the year in which the reserve balance, plus the amount of capital reserve addressed  in item  1 of article 182, of Law 6404/76 exceeds 30% (thirty per cent) of the share capital. The legal reserve aims at assuring the integrity of the Company’s share capital and can only be used to offset losses and increase capital.

Pursuant to article 36, subparagraph (b), of the Company’s charter and article 202 of Law 6404/76, the Company shall allocate at the end of each fiscal year, the necessary portion for the payment of mandatory dividends to shareholders, not less than 25% (twenty-five per cent) of adjusted net income.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital(Continued)

According to article 36, letter (c), of the Company’s charter and article 196 of Law 6404/76, the Company may allocate the remaining portion of adjusted net income for the year ended, to reserve for investment and expansion.

The balance of profits reserve, except for the reserves of unrealized profit and reserves for contingencies, cannot exceed the amount of share capital. Once this maximum limit is attained, the General Meeting may resolve on the investment of the exceeding portion in the payment, increase of share capital or in dividends distribution.

g)    Dividends

The dividends to be paid are classified in balance sheet as “dividends payable”. The amount comprised is distributed into R$1,961 of minimum mandatory dividends and R$3,922 of proposed dividends.

On October 29, 2013 the Board of Directors approved the total payment of dividends in the amount of R$5,883, to be paid in January 2014.

In November 2013, the Provisional Executive Order No.  627 was issued, establishing that the tax exemption for the payment of dividends is only applicable to the profits calculated based on the Brazilian accounting standards in accordance with the provisions of Law 6407/76 effective in December 2007.

The measures of alteration in legislation taken by the Provisional Measure were considered in income for the year ended in 2013, and Brasilagro decided to adopt the Provisional Measure  criteria to calculate its profit for dividends purposes.

   g)  Equity valuation adjustment

Equity valuation adjustment refers to the goodwill in the amount of R$4,653 and R$1,132 arising from the purchase of investments in the subsidiaries

Jaborandi S.A. and Jaborandi Ltda, as mentioned in Note 14, recorded in equity in the caption “Equity valuation adjustment”.

On December 12, 2013, the Company acquired interest in joint venture (Note 14) and its result was recognized as a negative goodwill in equity in the amount of R$7,017 for being a transaction with shareholder.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital(Continued)

i)Treasury shares

	Number of shares	Cost / R$	Market value
At December 31, 2013	195,800	1,934	1,850

This reserve represents the equity component of common shares.

On September 02, 2013, the Company approved the repurchase program of common shares issued up to the limit of 3,511,130 common shares not exceeding the balance of profit reserves available included in the Company’s balance sheet at June 30, 2013. Up to December 31, 2013, Brasilagro acquired 195,800 common shares issued, representing 0.34% of outstanding shares excluding the controlling shareholders.

23.     Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments as well as make decisions related to the application of financial resources. The Company presents 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

The grains segments main activity is the production and sale of the following products: soybean, corn, rice, cotton and sorghum.

The sugarcane segment includes the sale of the product in natura.

The real estate segment presents the result from operations with properties occurred in the Company’s subsidiaries.

Below is the selected result and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the quarterly information:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

23. Segment information(Continued)

	December 31, 2013						December 31, 2012
	Total	Real estate	Agricultural activity			Not Allocated	Total	Real estate	Agricultural activity			Not Allocated
			Grains	Sugar cane	Other				Grains	Sugar cane	Other
Net revenue	42,928	-	15,529	26,787	612	-	68,676	-	22,875	45,371	430	-
Gain on sale of farm	-	-	-	-	-	-	25,214	25,214	-	-	-	-
Change in fair value of biological assets and agricultural products	634	-	2,036	(1,402)	-	-	13,522	-	4,541	8,981	-	-
Reversal of provision for agricultural products after harvest agricultural products after harvest	(15)	-	(15)	-	-	-	2,095	-	2,095	-	-	-
Cost of sales	(43,071)	-	(15,003)	(25,599)	(2,469)	-	(73,669)	(1,125)	(23,781)	(47,123)	(1,640)	-
Gross profit (loss)	476	-	2,547	(214)	(1,857)	-	35,838	24,089	5,730	7,229	(1,210)	(1,015)
Operating revenue (expenses)
Selling expenses	(3,166)	(1,410)	(738)	-	(1,018)	-	(5,027)	(2,625)	(2,402)	-	-	-
General and administrative	(14,027)	-	-	-	-	(14,027)	(13,267)	-	-	-	-	(13,267)
Other operating revenue	1,447	-	-	-	-	1,447	(1,175)	-	-	-	-	(1,175)

Operating results	(15,270)	(1,410)	1,809	(214)	(2,875)	(12,580)	16,369	21,464	3,328	7,229	(1,210)	(14,442)

Net financial income
Financial income	21,008	1,225	3,736	-	-	16,047	24,653	1,065	5,312	-	-	18,276
Financial expenses	(12,205)	(342)	(3,722)	-	-	(8,141)	(24,552)	(734)	(5,257)	-	-	(18,561)
Profit/loss before taxation	(6,467)	(527)	1,823	(214)	(2,875)	(4,674)	16,470	21,795	3,383	7,229	(1,210)	(14,727)
Income tax and social contribution(i)	2,019	179	(620)	73	978	1,409	(2,696)	(7,410)	(1,150)	(2,458)	411	7,911
Net income (loss) for the period	(4,448)	(348)	1,203	(141)	(1,897)	(3,265)	13,774	14,385	2,233	4,771	(799)	(6,816)
	December 31, 2013						June 30, 2013
Total assets	793,944	398,230	145,457	91,054	1,570	157,633	770,830	472,838	135,436	92,482	-	70,074
Total liabilities	209,628	43,182	47,214	80,072	-	39,160	183,845	43,651	47,456	88,453	-	4,285

The balance sheet accounts are represented by the accounts “Trade receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

(i)    The income tax and social contribution of the real estate segment refer to the receipt for sale of farm and leases.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

23.         Segment information(Continued)

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 23.

      24.         Revenues

	Company		Consolidated
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Sales of grains	12,751	24,412	16,301	26,327
Sales of sugarcane	27,800	46,671	27,800	46,671
Leasing	326	247	387	412
Other revenue	769	741	807	775
Gross operating revenue	41,646	72,071	45,295	74,185

Sales deductions
Taxes on sales	(2,183)	(3,979)	(2,367)	(5,509)
	(2,183)	(3,979)	(2,367)	(5,509)

Net sales revenue	39,463	68,092	42,928	68,676

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 24.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

25. Expenses by nature

	Company Company				Consolidated Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	13,881	-	631	14,512	14,230	-	631	14,861
Personnel expenses	2,170	-	7,107	9,277	2,254	-	7,196	9,450
Expenses with services provider	18,340	-	2,433	20,773	18,886	-	2,438	21,324
Leasing	4,182	-	340	4,522	-	-	340	340
Cost of agricultural products	30,162	-	-	30,162	35,546	-	-	35,546
Freight and storage	-	1,744	-	1,744	-	2,010	-	2,010
Allowance for doubtful accounts	-	262	-	262	-	392	-	392
Sale of farm - commission	-	-	-	-	-	2,625	-	2,625
Maintenance, travel expenses and other	2,340	-	1,960	4,300	2,753	-	2,662	5,415
At December 31, 2012	71,075	2,006	12,471	85,552	73,669	5,027	13,267	91,963
Depreciation and amortization	7,341	-	717	8,058	7,925	-	717	8,642
Personnel expenses	1,331	-	8,430	9,761	1,514	-	8,443	9,957
Expenses with services provider	12,456	-	2,250	14,706	13,499	-	2,400	15,899
Leasing	2,807	-	354	3,161	3,074	982	354	4,410
Cost of agricultural products	15,436	-	-	15,436	16,045	-	-	16,045
Freight and storage	-	516	-	516	-	621	-	621
Allowance for doubtful accounts	-	236	-	236	-	153	-	153
Sale of farm - commission	-	-	-	-	-	1,410	-	1,410
Maintenance, travel expenses and other	1,012	-	1,480	2,492	1,014	-	2,113	3,127
		\
At December 31, 2013	40,383	752	13,231	54,366	43,071	3,166	14,027	60,264

In the period ended December 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 25.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

26. Management compensation

The expenses associated with Management compensation were recorded under “General and administrative expenses” and are as follows:

	Consolidated
	December 31, 2013	December 31, 2012
Board of directors and executive board compensation	1,647	1,848
Bonus	962	891
Overall compensation	2,609	2,739

Grant of shares	619	339

	3,228	3,078

The overall  compensation of R$ 9,500 for the year ending June 30, 2014 relating to the officers and the Company’s Board of Directors, was approved at the Annual General Meeting held on October 29, 2013.

Stock option plan - stock options

On August 11, 2010,  the Board of Directors approved the creation of the Stock Option Program authorizing the Company’s Board to grant stock options to the elected beneficiaries at that time. In the Program, the following were established; the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Company for the exercise price established in the Program. The Programs comprise 5 beneficiaries and the grant of 370,007 options at an exercise price of R$8.97 per share. These grants may be exercised in full from August 12, 2012 (vesting date), respectively through a period of 5 years from the granting date.

On September 04, 2012 the Board of Directors approved the third grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.52 per share. These stock options may be exercised in full from September 04, 2014 (vesting date), respectively through a period of 5 years from the granting date.

The stock options to be granted according to the Plan may grant rights on the number of shares which does not exceed, at any time, the maximum and cumulative amount of 2% of shares issued by the Company, respecting the minimum price of the average quotation of the Company’s shares on São Paulo Stock Exchange (BOVESPA) floor, weighted by the volume of trading during the last thirty floors prior to the option grant.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

26. Management compensation(Continued)

At December 31, 2013 there was no option exercisable or cancelled.

The table below presents the information on the Program:

	First grant	Second grant	Third grant
Date of issuance	11/08/2010	03/7/2012	04/09/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of period	9.45	9.45	9.45
Free risk interest rate %	11.36	9.37	9.12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market - %	67.48	41.62	40.50
Number of outstanding options	370,007	315,479	315,479
Number of options to be exercised	370,007	315,479	315,479
Estimated fair value on grant date (R$/share)	6.16	3.60	4.08

In the six-month period ended December 31, 2013 the Company recognized the amount of R$619 (R$339 at December 31, 2012) recorded under administrative expenses.

27. Financial income and expenses

	Company		Consolidated
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Financial Income
Interest income on financial investments	11,190	2,371	5,998	3,150
Interest receivables	686	536	707	559
Foreign exchange variation	1,026	1,400	858	1,504
Gain on remeasurement of receivables from sale of farms	-	-	7,378	1,710
Realized profit from derivative transactions	1,738	1,185	4,782	7,825
Unrealized profit from derivative transactions	1,285	10,240	1,285	9,905
	15,925	15,732	21,008	24,653
Financial Expenses
Interest expenses on financial investments	(4,090)	(1,777)	(180)	-
Bank expenses	(230)	(61)	(253)	(513)
Interest payable	(3,388)	(3,826)	(4,748)	(4,649)
Monetary variations	-	-	(1,033)	(779)
Foreign exchange variation	-	(1,150)	-	(1,266)
Loss on remeasurement of receivables from sale of farms	(407)	-	(5,723)	-
Realized loss from derivative transactions	(688)	-	-	(639)
Unrealized loss from derivative transactions	(268)	(9,934)	(268)	(16,706)
	(9,071)	(16,748)	(12,205)	(24,552)

Financial income (expense)	6,854	(1,016)	8,803	101

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

28.     Income tax and social contribution

	Company		Consolidated
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Profit (Loss) before income tax and social contribution	(7,174)	12,275	(6,467)	16,470
Combined nominal rate of income tax and social contribution - %	34%	34%	34%	34%
	2,439	(4,174)	2,199	(5,600)
Equity pickup on investments
Management bonus	1,119	7,348	-	-
Net effect of subsidiaries taxed based on presumed profit (*)	(321)	(303)	(321)	(303)
Reversal of management bonus - 2011	-	-	696	5,705
Loss before income tax and social contribution	-	(1,000)	-	(1,000)
Other	(511)	(372)	(555)	(304)

IRPJ and CSLL on the profit/loss for the year	2,726	1,499	2,019	(1,502)

(-) Provision for realization of deferred tax assets		-		(1,194)
Total	2,726	1,499	2,019	(2,696)

Current	-	-	(781)	(3,450)
Deferred	2,726	1,499	2,800	754

	2,726	1,499	2,019	(2,696)
Effective rate	-38%	12%	-31%	-18%

(*)  Some of our subsidiaries which have annual revenue below a certain threshold established in the tax regulations in Brazil have their income tax measured on the "presumed tax regime" whereby income tax is determined on a simplified basis to calculate the taxable income (32% for lease revenues, 8% for sale of farm and 100% for other earnings). This results effectively in taxing the taxable income of subsidiaries under the "presumed tax regime" at a lower rate.

29. Earnings (loss) per share

a)    Basic

Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to shareholders of the Company, by the weighted average number of common shares issued during the year.

	Consolidated
	December 31, 2013	December 31, 2012
Profit (loss) attributed to controlling shareholders	(4,448)	13,774
Weighted average number of common shares issued	58,422	58,422
Effect from dilution – shares	67	-
Weighted average number of common shares issued adjusted by the dilution effect	58,489	58,422
Basic earnings (loss)per share	(0.08)	0.24
Diluted earnings (loss) per share	(0.08)	0.24

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

29. Earnings (loss) per share (Continued)

b)Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential diluted common shares. The Company has two categories of potential diluted common shares: warrants and stock options.

Warrants issued by Brasilagro – For calculation of the diluted earnings per share it is assumed that the warrants (both of the first and second tranche) were converted into common shares. A calculation is made to determine the number of shares which might have been acquired for the fair value with the amounts fromthe exercise price of the warrants. The number of shares calculated as described above is compared to the number of shares issued assuming the exercise of the warrants. In the case of warrants of the  2nd. tranche, it is considered that the number of shares which might have been acquired with the amounts from the exercise price is equal to the number of shares entitled to issuance in the exercise of the warrants, not resulting in any increase of shares for calculation of the diluted earnings per share.

Stock option plan- No adjustments are made to the net income (loss). A calculation is made to determine the number of shares which might have been acquired for the fair value with the amounts from the exercise price of the options. The amounts include exercise price to be paid and the  unrecognized share-based compensation. The number of shares calculated as described above is compared to the number of shares issued assuming the exercise of the options for purchase of shares.

On December 31, 2013, there were 1,000,965 outstanding stock options, related to the Stock Option Program 1, 2 and 3, and 25,600 warrants (Note 22.b). The Stock Option Program 1 , 2 and 3 had a dilutive effect of 66,577 shares. On June 30, 2013, only the Stock Option Program 1 was anti-dilutive.

30. Provision for legal claims

The Company is involved in civil, tax, labor and environmental proceedings and is discussing these matters both at the administrative level and also in court for which judicial deposits were made, as applicable. The provision for probable losses arising from these lawsuits has been estimated and revaluated by management, supported by the opinion of the Company's external legal advisors. As of December 31, 2013 the Company maintained a provision of R$ 3,006 (R$4,802 at June 30, 2013) corresponding to lawsuits involving the risk of probable loss, as summarized below:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

30. Provision for legal claims (Continued)

				Company				Consolidated
	Labor	Environmental	Tax	Total	Labor	Environmental	Tax	Total
At June 30, 2013	506	2,396	1,813	4,715	593	2,396	1,813	4,802
Additions	195	-	1,184	1,379	195	-	1,184	1,379
Financial charges	34	-	22	56	36	-	22	58
Reversal/payments	(123)	(2,396)	(714)	(3,233)	(123)	(2,396)	(714)	(3,233)
At December 31, 2013	612	-	2,305	2,917	701	-	2,305	3,006

At December 31, 2013 the Company recorded provision for labor claims in the amount of R$701, related to judicial claims brought by former employees and third parties, the chances of loss of which were considered probable by external legal advisors. In most of cases, the Company’s responsibility is subsidiary, since possible rights among outsourced companies and their former employees are challenged.

As regards to the assessment notice issued by IBAMA due to alleged degradation of permanent preservation area in São Pedro Farm, considering that the defense presented in administrative area was judged groundless, the Company filed in the Federal Court of Goiás, annulment action aiming at annulling the mentioned administrative acts, with request for legal protection to (i) suspend the enforceability of the fine applied which became enforceable after final decision unfavorable to the Company at the administrative level and (ii) suspend the effects of the motion. On October 15, 2013, the Company made the judicial deposit in the amount of R$ 3,056 corresponding to the amount of the fine applied, and on November 04, 2013, the judge responsible for the process partially granted the request for legal protection to (i) declare the fine enforceability suspended and (ii) maintain the effects of the motion on the area of São Pedro Farm, subject matter of the assessment notice. In this sense, the external legal advisor responsible for the suit, classified the risk of loss as possible,  occasion on which the provision was reversed.

At December 31, 2013, the Company recorded provision for tax contingency in the amount of R$2,305 related to the alleged levy of social security contributions on the payments made to foreign members of the Board of Directors.

In addition, the Company is party to  civil, tax, labor and environmental proceedings, for which the expectation of loss is estimated as possible by the outside legal advisors. No provision for such proceedings was considered necessary by management, as under :

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Civil suits	3,137	3,158	6,572	6,552
Tax suits	7,370	12,871	7,370	12,871
Labor claims	616	333	616	665
Environmental claims	3,310	-	3,310	-
	14,433	16,362	17,868	20,088

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

30. Provision for legal claims (Continued)

(i)    Civil lawsuits

At December 31, 2013, the amount of R$6,572 (R$6,552 at June 30, 2013) refers mainly to: (i) declaration of nullity of debt confession due to the purchase and sale of rice, (ii) Suspension of protest of promissory note provided as guarantee upon the debt confession arising from purchase and sale of rice , (iii) action of out of court instrument for legal fees set forth in Private Instrument of Rural Partnership, (iv) indemnity for pain and suffering and  damages, allegedly suffered due to road accident occurred with employee of a Company’s service provider in Araucária Farm, on October 29, 2011 and (v) annulment of certification by INCRA of polygonal of Horizontina Farm Leste I, II and III, as well as the cancellation of its related registration with the land registry, due to the alleged overlapping of Horizontina Farm Leste I, II and III with third party properties and difference of area above the limit permitted by legislation.

(ii)             Tax lawsuits

At December 31, 2013, the amount of R$7,370 (R$12,871 at June 30, 2013) refers mainly to lawsuits related to (i) the appeal filed by Brasilagro against rejection of tax credits by the tax authorities, which challenge the decision-made that partially approved the credit on income tax losses carryforward for the fourth quarter of 2007 and consequently did not approve the Company offsets of the aforesaid credits; (ii) tax notice   regarding  the collection of ICMS tax credit on products exported by the Company; (iii) tax notice related to the collection of fine related to August and September 2010 and February, March and April 2011, since the Company allegedly exported goods without the written-off of the Documents for Export Control - DCE's; (iv) tax notice regarding the collection of tax credit arising from (i) undue credit on use and consumption materials; (ii) overstated credit upon the acquisition of diesel oil and agricultural inputs; (iii) credit on fixed assets for failure in writing up the CIAP book; (iv) Undue credit for lack of presentation of tax documents ; (v) undue credit for error in the transcription of LRE and LRAICMS; (vi) undue credit recorded in the field “other credits” of LRAICMS and (vii) understated  debit for error in the LS transcription to LRAICMS and (v) tax notice regarding the collection of fine related to the periods from 2008 to 2012, since the Company would not have allegedly issued Documents for Export Control - DCE's related to these periods.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

30. Provision for legal claims (Continued)

(iii)   Labor claims

At December 31, 2013, the balance of R$616 (R$ 665 at June 30, 2013) refers to labor claims filed by former employees and third parties, mainly claiming severance pay differences  and the recognition of employment relationships.

(iv)  Environmental claims

At December 31, 2013, the balance of R$3,310 refers to annulment action of the environmental assessment notice related to the alleged environmental degradation of São Pedro farm.

31. Commitments

Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Company is subject to fines in the event of non-delivery on the committed volumes. Management believes that there is no risk of not performing the committed volumes for delivery. At December 31, 2013, there are commitments assumed  for 79,000 tons of soybean.

Corn is sold as powder and the price is established in reais upon the sale. At December 31, 2013, there are no commitments assumed for corn delivery.

Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

In March 2008, the Company is a party to two contracts for the exclusive supply to ETH Bioenergia of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon agreement by the parties. One of the contracts refers to our cultivation in an area of approximately 5,718 hectares on our Araucária farm and the second to approximately 3,669 hectares on our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31. Commitments(Continued)

the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the domestic  and foreign market, in each case.

As determined by the São Paulo Council  of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or (CONSECANA), for the year ended December 31, 2013, sales of our sugarcane production to ETH Bioenergia were R$26.8 million, representing 64% of our total revenue. The purpose of contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term.

	Consolidated
	December 31, 2013	December 31, 2012
Exclusive supply of sugarcane to ETH	26,787	45,343

The table above shows the amounts corresponding to 435,660 tons of sugarcane delivered in the current year up to December 31, 2013 and 820,778 tons of sugarcane delivered up to December 31, 2012. The price per ton of sugarcane delivered was calculated based on the Total Recoverable Sugar (ATR) assessed on sales dates. The future estimated quantity  of sugarcane to be delivered is difficult to determine due to the fluctuations and variability in market value and harvest productivity.

c)    Lease contract Partnership (I)

	Consolidated
	December 31, 2013	June 30, 2013
Lease contract	1,283	1,166

On July 13, 2011 and September 15, 2011 the Company entered into two agreements to lease farms (Partnership I) located both in the municipality of Jaborandi, in the state of Bahia. The areas are expected to be used for planting of soybean, corn, cotton and similar crops, as well as to plant other long seeds whose growing period does not exceed the term of the agreement. The agreements also set forth: (a) right of first refusal with respect to lease renewal, as well as (b) right of first refusal for the purchase of the farms.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31. Commitments(Continued)

The calculation of the amount of lease is based on the soybean quotation on the day prior to maturity, multiplied by the quantity of bags established in the contract. As the lease amount is variable, the lease contract complies with the definition of an operating lease.

The total lease agreements to be paid in the long term according to these contracts, correspond to 119,090 bags of soybean, of which R$2,565 in up to one year and R$5,413 from one to five years.

a)    Lease contract Partnership (II)

	Consolidated
	December 31, 2013	June 30, 2013
Lease contract	1,436	0

On October 11, 2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piaui. The partnership shall be effective for 11 (eleven) crop years, beginning at the date of its execution and ending foreseen to June 01, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement.

This partnership contract complies with the definition of operating leasing. The payment will always be in kind (soybean grains),to be deposited until May 31 of each crop year, in warehouse located at a distance not above 100 km of paved road (one hundred kilometers) from the partnership area or at a distance in  unpaved road with the cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the term of the contract may vary due to two variables: the productivity and the area effectively planted. According to this contract, the minimum quantity to be paid in the long term would correspond to 668,800 bags, of which 60,800 bags of soybean in up to one year,  243,200 bags of soybean from one to five years and 364,800 bags of soybean within more than five years up to the end of the contract.

32. Related party transactions

The primary related party transactions which affect the balance sheet and income statement arise from transactions between the Company and its subsidiaries. Management believes that these transactions were carried out in accordance with the usual market terms and conditions applicable to these types of transactions, as follows:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

32. Related party transactions (Continued)

	Company		Consolidated
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Current assets
Accounts receivable- rentals and sharing (a)	55	43	-	-
Capital decrease (b)	-	5,800	-	-
Dividends receivable (c)	635	635	-	-
Sale of PPE- Cremaq (d)	-	4,753	-	-
Opening of area- Horizontina (e)	3,562	2,152	-	-
Cresud (f)	588	347	588	347
Environmental investments (g)	7	111	-	-
Other	-	23	-	-
	4,847	13,864	588	347

Noncurrent assets
Cresca (i)	23,206	-	23,206	-

Current liabilities - trade accounts payable
Leasing payable (h)	15,820	10,891	-	-
Cresud (f)	34,166	183	34,335	183
Other	51	393	-	-
	50,037	11,467	34,335	183

	Company		Consolidated
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Income statement
Lease
Imobiliária Cremaq (h)	(465)	(1,541)	-	-
Imobiliária Araucária (h)	(1,320)	(1,669)	-	-
Imobiliária Cajueiro (h)	(1,170)	(2,042)	-	-
Imobiliária Mogno (h)	(780)	(995)	-	-
Imobiliária Ceibo (h)	-	2,206	-	-
	(3,735)	(4,041)	-	-
Sharing
Jaborandi Ltda (a)	57	112	-	-
Jaborandi S/A (a)	9	19	-	-
Imobiliária Cremaq (a)	9	19	-	-
Imobiliária Engenho (a)	9	19	-	-
Imobiliária Araucária (a)	9	19	-	-
Imobiliária Mogno (a)	9	19	-	-
Imobiliária Cajueiro (a)	9	19	-	-
Imobiliária Ceibo (a)	9	19	-	-
Imobiliária Flamboyant (a)	9	19	-	-
	129	264	-	-

Cresud (f)	(3)	-	(3)	-
Cresca (i)	(22)	-	(22)	-
	(3,631)	(3,777)	(25)	-

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

32. Related party transactions (Continued)

(a)     Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estate companies and Jaborandi Ltda. and charges for those services;

(b)   Dividends receivable in the amount of R$5,800 from imobiliária Engenho; received in September 2013

(c)   Dividends receivable from imobiliária Jaborandi S.A. in the amount of R$635;

(d) Sale of PPE related to the sale of Cremaq farm. The real estate company reimbursed Brasilagro in September 2013 related to the investments amount made in fixed assets on the farm before the end of the leasing contract;

       (e)Opening of area related to the sale of Horizontina farm. In the sales contract Brasilagro was responsible for the opening of 1,300 hectares until the delivery of the farm, and shall be reimbursed by real estate company Ceibo.

(f)Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system

(f.ii) Acquisition of advisory contract from Cresud- R$ 2,254 maturity at 12/12/2014 restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(F.iii) Financing payable to Cresud – R$ 19,830 maturity at 12/12/2014 restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(f.iv) Acquisition of 50% interest in joint venture payable to Cresud – R$ 11,896 maturity at 12/12/2014 restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(g )Amount related to environmental investment in Cremaq farm;

(h)   Leases - The real estate companies have leasing contracts with the Company based on prices measured in the quoted price of soybean; and

(i)    (i.i) Accounts Receivable from Cresca for assumption of financing from the company Helmir – R$22,027, maturity at 12/31/2016 restated based on the foreign exchange variation (US$) and interest of 12%p.a.;and

(i.ii) Loan Receivable from Cresca granted on 12/23/2013 in the amount of R$1,179, with interest of 12%p.a. and indefinite  maturity.

33. Insurance

The Company and its subsidiaries maintain civil liability insurance policy to cover farms, vehicles, life insurance and personal accident for employees and directors, as well as insurance for Directors and Officers liability. The coverage amount is considered sufficient by management to cover adventitious risks and liabilities over its assets and/or responsibilities. The Company has assessed the risk of farm buildings and facilities owned by the Group, as well as its inventory and biological assets, and has concluded that there was no need for other types of insurance due to low chances of occurrence.

       Below is the table of the liabilities covered by insurance and the related amounts at December 31, 2013:

Insurance type	Coverage thousands - R$

Vehicles	1,805
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	5,829
Fire and damages in improvements	1,540

Given their nature, the assumptions adopted are not part of the audit of the quarterly information. As a consequence, they have not been audited by our independent auditors.

34. Subsequent Events

The payment of dividends for the year ended June 30, 2013, approved in the Annual General Meeting on October 29, 2013 in the amount of R$ 5,883, was settled on January 06, 2014 by Brasilagro to the custodian bank, which carried out the payment on January 10, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: February 18, 2014.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer